~~PRELIMINARY COPY --~~ DRAFT DATED ~~APRIL 17,~~MAY 5, 2009

IMPORTANT NOTICE: PLEASE VOTE AS SOON AS POSSIBLE. YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS OF THE NUMBER OF SHARES THAT YOU HOLD.

THE INTEGRITY FUNDS
Integrity Growth & Income Fund
Integrity High Income Fund
Williston Basin/Mid-North America Stock Fund
1 Main Street North
Minot, North Dakota 58703

May ____, 2009

Dear Shareholder:

You are cordially invited to attend a joint special meeting (the "Special Meeting") of the shareholders of Integrity Growth & Income Fund, Integrity High Income Fund, and Williston Basin/Mid-North America Stock Fund (each, a "Fund" and, collectively, the "Funds"), each a series of The Integrity Funds, a Delaware statutory trust (the "Trust"), which will be held on June 29, 2009 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., 24 Central Avenue West, Minot, North Dakota 58701.

The purpose of the Special Meeting is to ask you to approve (1) a change in investment adviser of the Funds and a new investment advisory agreement with Viking Fund Management, LLC ("Viking"), (2) subject to the provision of relief by the Securities and Exchange Commission, a "manager-of-managers" structure for the Funds and (3) the election of four trustees (all of whom are currently trustees), to the Board of Trustees of the Trust (the "Board"). In addition, if you are a shareholder of the Integrity High Income Fund, you will be asked to approve a new sub-advisory agreement between Viking and J.P. Morgan Investment Management Inc., which is that Fund's current sub-adviser.

The Board has approved, and recommends that you vote "FOR," each proposal.

The Proxy Statement that accompanies this letter contains detailed information on the proposals. I encourage you to read it carefully. After you have read the accompanying materials, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid return envelope. Alternatively, you may vote by telephone, by facsimile or via the Internet. This will ensure that your vote is counted, even if you cannot attend the Special Meeting in person. You may also vote in person at the Special Meeting. If you have any questions or need assistance in voting, please contact Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593 or (701) 857-0230.

Your Vote Is Important. If we do not hear from you after a reasonable amount of time, you may receive a telephone call reminding you to vote your shares.

We appreciate your participation and urge you to cast your vote as soon as possible.

Sincerely,

Robert E. Walstad

Interim President and Chairman of the Board

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES (UNLESS YOU ARE VOTING BY TELEPHONE, BY FACSIMILE OR VIA THE INTERNET). NO POSTAGE IS NECESSARY IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN 10:00 A.M., CENTRAL TIME ON JUNE 29, 2009.

THE INTEGRITY FUNDS

IMPORTANT INFORMATION

While we encourage you to read the full text of the enclosed Proxy Statement, we are also providing you with a brief overview of the proposals in the Questions & Answers ("Q&A") below. The Q&A contains limited information. It should be read in conjunction with, and is qualified by reference to, the more detailed information contained elsewhere in the Proxy Statement.

QUESTIONS & ANSWERS

Q:	What am I being asked to vote "FOR" on this proxy?
A:

You are being asked to vote "FOR" (1) a proposal to approve a new investment advisory agreement for your Fund, (2) a proposal to approve, subject to the provision of relief by the Securities and Exchange Commission, a "manager-of-managers" structure for your Fund and (3) a proposal to elect four trustees to the Board. In addition, if you are a shareholder of the Integrity High Income Fund, you are being asked to approve a new sub-advisory agreement (but with the current sub-adviser) for your Fund.

Q:	Why is the Board proposing a new advisory agreement between Viking Fund Management, LLC and the Funds?
A:

Currently, Integrity Money Management, Inc. ("Integrity Money Management") serves as the investment adviser to each of the Funds under an investment advisory agreement. Integrity Money Management is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Company"). On March 6, 2009, the Company and Integrity Money Management entered into an agreement (the "Corridor Agreement") with Corridor Investors, LLC ("Corridor") and Viking Fund Management, LLC ("Viking"), subject to certain terms and conditions, to complete the transactions described below (collectively, the "Transaction"). Corridor is a recently formed North Dakota limited liability company, and it is currently anticipated that interests in Corridor will be owned by, among others, certain officers and employees of the Company and Viking. Viking is located in Minot, North Dakota and currently acts as investment adviser to four mutual funds, each of which is a series of Viking Mutual Funds. Subject to the satisfaction of the terms and conditions of the Corridor Agreement, it is anticipated that on or about June 30, 2009 (or another date that may be agreed to by the parties), Corridor and Viking will acquire certain assets of Integrity Money Management. In light of the foregoing, simultaneous with the closing of the Transaction, it is intended that Viking will become a wholly-owned subsidiary of Corridor. In practical terms, this means that the management of the funds in the Integrity and Viking fund families is expected to be consolidated with Viking. As a result, subject to shareholder approval of a new investment advisory agreement for each Fund with Viking, as well as satisfaction of the other terms and conditions of the Corridor Agreement, it is anticipated that the personnel of Integrity Money Management who currently manage the Funds will continue to do so after the Transaction is completed, but they will be employees of Viking.

Even if shareholders of the Funds approve the respective new investment advisory agreements, however, the Corridor Agreement requires that numerous conditions be met or waived for the Transaction to occur. There can be no assurance that the Transaction will be completed. If the Transaction is not completed, the new advisory agreements will not be implemented, even if shareholders have approved them.

Q:	Will the advisory fees of the Fund increase after the approval of Viking as investment adviser?
A:	No.

Q:	I am a shareholder of the Integrity High Income Fund. Why is the Board proposing a new sub-advisory agreement between Viking and J.P. Morgan Investment Management Inc.?
A:

J.P. Morgan Investment Management Inc. ("JPMIM") has served as sub-adviser to the Integrity High Income Fund since May 5, 2008, initially pursuant to an interim investment sub-advisory agreement and then pursuant to an investment sub-advisory agreement between JPMIM and Integrity Money Management that was approved by Fund shareholders on September 10, 2008 (the "Current Sub-Advisory Agreement"). If the Transaction described above is completed, the Sub-Advisory Agreement will terminate. Accordingly, for JPMIM to continue acting as sub-adviser to the Integrity High Income Fund, the shareholders of the Integrity High Income Fund must approve a new sub-advisory agreement between Viking and JPMIM. It is important to note that the new sub-advisory agreement with JPMIM is expected to be substantially identical to the Current Sub-Advisory Agreement. If the Transaction does not occur, the Current Sub-Advisory Agreement will not terminate and, therefore, a new sub-advisory agreement between Viking and JPMIM will not be implemented, even if it is approved by shareholders.

Q:	Why is the Board proposing a manager-of-managers structure?
A:

In 2005, Integrity Money Management and the Trust obtained from the Securities and Exchange Commission (the "SEC") an order (the "2005 Order") that generally permitted Integrity Money Management to enter into new sub-advisory agreements with unaffiliated sub-advisers and to change the terms of existing sub-advisory agreements with unaffiliated sub-advisers without first obtaining shareholder approval. However, for a Fund to rely on the 2005 Order and therefore operate under a manager-of-managers structure, use of the structure was required to be approved by the Fund's shareholders. On September 10, 2008, in addition to approving JPMIM as sub-adviser, shareholders of the Integrity High Income Fund approved the manager-of-managers structure for their Fund. No other Fund has previously been requested to approve the manager-of-managers structure. If the Transaction takes place and Viking becomes the investment adviser to the Funds, the Trust and the Funds (including the High Income Fund) may no longer be able to rely on the 2005 Order and the Trust and Viking may, therefore, need to apply for a new order. Although implementation will require relief from the SEC, Proposal 2 seeks your approval to allow your Fund to operate using a manager-of-managers structure. Shareholders should be aware, however, that under a manager-of-managers structure, they would not have the ability to exert control over whether their Fund entered into new sub-advisory agreements with unaffiliated sub-advisers or whether terms to sub-advisory agreements were changed, because they ~~will~~would not be entitled to vote "for" or "against" such matters before they became effective.

Q:	Could investment advisory fees be increased without a shareholder vote if the manager-of-managers structure is approved?
A:

No. Fees paid to sub-advisers are paid directly by the investment adviser out of its investment advisory fee; they are not paid directly by the Funds. Therefore, any change in sub-advisory fees will have no impact on a Fund's expenses. Any increase in the investment advisory fee paid to the investment adviser by a Fund will continue to require shareholder approval.

Q:	What are the benefits of a manager-of-managers structure?
A:

A manager-of-managers structure will provide the investment adviser and the Board with the flexibility to implement sub-adviser changes or materially amend sub-advisory agreements without incurring the significant delay and potential expense associated with obtaining shareholder approval.

Q:	Why am I being asked to elect Trustees?
A:

You are being asked to elect four nominees to serve as members of the Board, each to hold office for the term indicated in the Proxy Statement. Each of the nominees is a current trustee on the Board. In light of federal securities laws requiring specified percentages of trustees to have been elected by shareholders under certain circumstances, at this time, the Board is proposing that shareholders elect the four nominees to the Board. It is possible that this election may facilitate the appointment by the Board of future trustees by helping to avoid the time and expense of a future shareholder meeting specifically to elect one or more trustees.

Q:	How does the Board recommend that I vote on the proposals?
A:	The Board believes that each proposal is in the best interests of the Funds. After careful consideration, the Board recommends that you vote "FOR" the proposals.

Q:	When is my proxy due?
A:	We would like to receive your vote as soon as possible, and, in any event, before 10:00 a.m., Central time on June 29, 2009.

Q:	How can I vote my proxy?
A:

By mail—You may vote your shares by completing, dating, signing and returning your proxy card by mail in the enclosed postage-paid envelope. If you have misplaced your envelope, please mail your proxy to: The Integrity Funds, 1 Main Street North, Minot, North Dakota 58703.

In person—You may vote your shares in person at the Special Meeting to be held on June 29, 2009 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., located at 24 Central Avenue West, Minot, North Dakota 58701.

By phone—You may vote your shares by telephone. To do so, please have your proxy card available and call the toll-free number on the proxy card. Enter your control number from your proxy card and follow the simple instructions.

Via the Internet—You may vote your shares via the Internet. To do so, please have your proxy card available and go to the website shown on the proxy card www.integrityfunds.com/proxy. Follow the simple instructions found on the website.

By facsimile—You may vote your shares by fax. To do so, please complete the enclosed proxy card and fax it to Integrity Fund Services, Inc. (shareholder services) at (701) 852-2548.

If you need more information or have any questions on how to cast your vote, call Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593 or (701) 857-0230.

Q:	Will the Fund pay for this proxy solicitation?
A:	No. Corridor Investors, LLC and Integrity Money Management, Inc. have agreed to pay the costs of this proxy solicitation, as well as the other costs of the Special Meeting.

YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS OF THE NUMBER OF SHARES THAT YOU HOLD. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN RESPONDING PROMPTLY.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE VOTE YOUR SHARES. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING, TO HELP ENSURE THAT YOUR VOTE IS REPRESENTED, PLEASE EITHER COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD BY MAILING IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD TO VOTE BY PHONE, BY FACSIMILE, OR VIA THE INTERNET.

JOINT SPECIAL MEETING OF SHAREHOLDERS
THE INTEGRITY FUNDS
TO BE HELD ON
JUNE 29, 2009

Notice is hereby given that a Joint Special Meeting (the "Special Meeting") of shareholders of Integrity Growth & Income Fund, Integrity High Income Fund, and Williston Basin/Mid-North America Stock Fund (each, a "Fund" and, collectively, the "Funds"), each a series of The Integrity Funds, a Delaware statutory trust (the "Trust"), will be held at the offices of Brady, Martz & Associates, P.C., located at 24 Central Avenue West, Minot, North Dakota 58701, at 10:00 a.m., Central time, on June 29, 2009 for the following purposes:

•	Proposal 1: For shareholders of each Fund, to approve a change in investment adviser and a new investment advisory agreement with Viking Fund Management, LLC ("Viking").

•

Proposal 2: For shareholders of each Fund, to authorize a "manager-of-managers" structure whereby subject to the provision of relief by the Securities and Exchange Commission, the investment adviser, subject to certain conditions, will be able to enter into and materially amend sub-advisory agreements, without obtaining shareholder approval.

•	Proposal 3: For shareholders of each Fund, to elect four trustees (each of whom is a current trustee) to the Board of Trustees of the Trust.

•	Proposal 4: For shareholders of the Integrity High Income Fund only, to approve a new investment sub-advisory agreement between Viking and J.P. Morgan Investment Management Inc.

•	To transact any other business that properly comes before the Special Meeting.

Please read the enclosed Proxy Statement carefully for information concerning the proposals to be placed before the Special Meeting or any adjournments or postponements thereof. Only shareholders of record as of the close of business on May 1, 2009 may vote at the Special Meeting or any adjournments or postponements of the Special Meeting.

The Board of Trustees recommends that shareholders vote "FOR" each Proposal above.

You can vote easily and quickly by mail, by phone, by facsimile or via the Internet. Just follow the instructions that appear on your enclosed proxy card. Whether or not you expect to be present at the meeting, please help avoid the cost of a follow-up mailing by voting as soon as possible. Shares represented by duly executed proxies will be voted at the Special Meeting in accordance with the instructions given. However, if no voting instructions are given, your shares will be voted "FOR" each Proposal and in accordance with the judgment of the persons appointed as proxies upon any other matter that may properly come before the Special Meeting.

By Order of the Board of Trustees of

he Integrity Funds,

Peter A. Quist

Secretary

May xx, 2009

THE INTEGRITY FUNDS

1 Main Street North
Minot, North Dakota 58703
(800) 276-1262

PROXY STATEMENT
May xx, 2009

JOINT SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

June 29, 2009

The Board of Trustees (the "Board") of The Integrity Funds, a Delaware statutory trust (the "Trust"), is soliciting the enclosed proxy in connection with a joint special meeting of shareholders of Integrity Growth & Income Fund (the "Growth & Income Fund"), Integrity High Income Fund (the "High Income Fund"), and Williston Basin/Mid-North America Stock Fund (the "WB/MNAS Fund") (each, a "Fund" and, collectively, the "Funds"), each a series of the Trust, to be held on Monday, June 29, 2009 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., 24 Central Avenue West, Minot, North Dakota 58701 and any adjournments or postponements thereof (collectively, the "Special Meeting").

This Proxy Statement and the enclosed proxy card are first being mailed to shareholders on or about May ___, 2009 or as soon as practicable thereafter.

TABLE OF CONTENTS

APPENDIX A: FORM OF NEW INVESTMENT ADVISORY AGREEMENT

APPENDIX B: FORM OF NEW INVESTMENT ADVISORY SUB-ADVISORY AGREEMENT FOR THE INTEGRITY HIGH INCOME FUND

SUMMARY OF PROPOSALS AND VOTING INFORMATION

This Proxy Statement contains four proposals, three of which apply to shareholders of all of the Funds, and one of which applies to shareholders of the High Income Fund only. The table below shows each proposal and each Fund entitled to vote on it. Each of the proposals is discussed in detail in this Proxy Statement.

Proposal	Fund(s) Voting
1. New Investment Advisory Agreement with Viking Fund Management, LLC ("Viking")	All Funds, voting separately
2. Manager-of-Managers Structure	All Funds, voting separately
3. Election of Trustees	All Funds, voting together
4. New Sub-Advisory Agreement with J.P. Morgan Investment Management Inc. ("JPMIM")	High Income Fund only

In order for the Special Meeting to go forward, there must be a quorum. The presence in person or by proxy of shareholders entitled to vote a majority of the shares for a proposal will constitute a quorum for that proposal. All returned proxies count toward a quorum, regardless of how they are voted. If a quorum is not obtained, reasonable adjournments of the Special Meeting until a quorum is obtained may be made by vote of the shares present in person or by proxy. It is possible that the Special Meeting could be held for one or more proposals and adjourned for other proposals.

For the purposes of counting votes on the matters presented, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are shares held by a broker or nominee for which an executed proxy is received but are not voted as to one or more proposals because the broker lacks discretionary voting authority and for which the broker indicates that instructions have not been received from the respective beneficial owners and other persons entitled to vote the shares. The effect of abstentions and broker non-votes on each proposal is described at the end of the proposal under "Shareholder Approval and Required Vote."

Any shareholder submitting a proxy has the power to revoke it before it is voted by giving written notice of revocation or by executing and delivering a later dated proxy, or by personally casting a vote at the Special Meeting. To change a vote by written notice of revocation, you must provide your Fund with a "Revocation Letter" that: (i) identifies yourself; (ii) states that, as a shareholder on the Record Date (as defined below), you revoke your prior instructions as set forth in the previously returned proxy card; and (iii) indicates your new instructions, if any.

All properly executed but unmarked proxies received in time for the Special Meeting will be voted "FOR" approval of the proposals and "FOR" or "AGAINST" any other business that may properly arise at the Special Meeting in the proxies' discretion.

It is expected that the solicitation of proxies will be primarily by mail. Supplementary solicitations may be made by mail, by facsimile or by telephone by representatives of the Fund. Integrity Money Management has retained Broadridge Financial Solutions, Inc. (the "Proxy Solicitor") to assist in the solicitation of proxies, at an estimated cost of [$xxxx]. Corridor Investors, LLC and Integrity Money Management, Inc. will pay all costs associated with this Proxy Statement.

Only shareholders of record on May 1, 2009 (the "Record Date") may vote at the Special Meeting (including any adjournments or postponements). Each shareholder is entitled to one vote for each whole share owned, and a proportionate fractional vote for any fractional share owned, in each case, on the Record Date.

On the Record Date, the number of outstanding shares of each Fund entitled to vote at the Special Meeting was as follows:

Fund	Outstanding Shares
Growth & Income Fund
High Income Fund	____________(Class A) ___________ (Class C)
WB/MNAS Fund
Total

Set forth below are those shareholders who owned more than 5% of a Fund's outstanding shares as of the Record Date:

Shareholder Name and Address	Number of Shares	% of Outstanding Shares
Growth & Income Fund

High Income Fund (Class A)

High Income Fund (Class C)

WB/MNAS Fund

At this point, we know of no other business to be brought before the Special Meeting. However, if any other matters do arise, the persons named as proxies will vote upon these matters according to their best judgment.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 29, 2009. This Proxy Statement is available on the Internet at www.integrityfunds.com/proxy.

The Funds' most recent annual and semi-annual reports are available upon request at no cost. To request a report, please write to Integrity Funds Distributor, Inc. at 1 Main Street North, Minot, North Dakota 58703, or call (800) 276-1262. The Funds' most recent annual and semi-annual reports are also available on the Internet at www.integrityfunds.com.

Please be sure to read the entire Proxy Statement before casting your vote. You may call ~~IFS~~Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593 or (701) 857-0230 if you need help voting your proxy, or want information on how to obtain directions to be able to attend the Special Meeting and vote in person.

CERTAIN SERVICE PROVIDERS

Integrity Fund Services, Inc. ("IFS"), currently an affiliate of Integrity Money Management, Inc. ("Integrity Money Management"), each Fund's current investment adviser, serves as each Fund's accounting service provider, administrator and transfer agent. Integrity Funds Distributor, Inc. ("IFD"), also currently an affiliate of Integrity Money Management, is the distributor (principal underwriter) of each Fund's shares. Integrity Money Management, IFS and IFD are currently located at 1 Main Street North, Minot, North Dakota 58703.

BOARD OF TRUSTEES RECOMMENDATION

On March 6, 2009 and on March 11, 2009, the Board of Trustees met to discuss the proposals contained in this Proxy Statement and voted to approve the proposals. The Board of Trustees recommends that you vote "FOR" each of the proposals in this Proxy Statement.

PROPOSAL 1: TO APPROVE A NEW INVESTMENT ADVISORY AGREEMENT FOR EACH FUND

(This proposal applies to shareholders of each Fund, voting separately.)

BACKGROUND AND REASON FOR VOTE

Integrity Money Management currently serves as each Fund's investment adviser under an investment management agreement between Integrity Money Management and the Fund (each, a "Current Agreement" and, collectively, the "Current Agreements"). Integrity Money Management is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Company"). Viking currently acts as investment adviser to four mutual funds, each of which is a series of Viking Mutual Funds. On March 6, 2009, the Company and Integrity Money Management, among others, entered into an agreement (the "Corridor Agreement") with Corridor Investors, LLC ("Corridor") and Viking to complete certain transactions (collectively, the "Transaction") on or about June 30, 2009 or another date that may be agreed to by the parties (the "Transaction Closing Date"). Upon completion of the Transaction, it is expected that, primarily through its subsidiaries, Corridor will provide investment advisory, distribution and other services to mutual funds currently in the Integrity and Viking fund families.

Corridor, located at 1 North Main, Minot, North Dakota 58703, is a North Dakota limited liability company that was organized in January 2009 by Robert E. Walstad, the chairman of the Board of Trustees of the Trust and interim president of the Funds, and Shannon D. Radke, president of Viking, president and treasurer of Viking Mutual Funds and president of Viking Fund Distributors, LLC. Mr. Walstad and Mr. Radke comprise the initial Board of Governors of Corridor, and it is anticipated that Mr. Radke will serve as the president and chief executive officer of Corridor. In addition, it is expected that, by the completion of the Transaction, Mr. Walstad and Mr. Radke will own membership interests of approximately 10% and 5%, respectively, in Corridor. They will receive their membership interests, without a cash investment, in exchange for their contributions to Corridor~~,~~(including experience in the mutual fund industry and their personal guaranties of bank financing~~, and without a cash investment.~~) and, in addition, with respect to Mr. Radke, in exchange for his interest in Viking (which will be converted). Other employees currently of the Company and Viking are expected to own, in the aggregate, approximately 23% of the total membership interests in Corridor, with each employee individually owning an interest of approximately 1%. They will receive their membership interests in exchange for their experience and role in the operations of Corridor, and without a cash investment. Additionally, Corridor is conducting a private offering in which it anticipates raising approximately $625,000 in exchange for approximately 25% of the total membership interests. The remaining membership interests (approximately 37%) are expected to be held by current holders of membership interests in Viking. It is not currently anticipated that any person will initially hold a membership interest representing more than 25% of the aggregate membership interests in Corridor.

Pursuant to the Corridor Agreement, the Company (as seller) has indicated that it intends to sell its investment advisory and other mutual fund services business to Corridor and Viking (collectively, as buyer) for a purchase price equal to: (1) 60 basis points (0.6 of 1%) of the aggregate net asset value of the outstanding shares of the funds currently in the Integrity family of funds (the "Closing Date Shares") on the business day immediately preceding the Transaction Closing Date; and (2) 10 basis points (0.1 of 1%) of the then aggregate net asset value of the Closing Date Shares which then remain outstanding 12 months post-Transaction Closing Date, 24 months post-Transaction Closing Date and 36 months post-Transaction Closing Date. The amount described in clause (1) of the preceding sentence is to be paid on the Transaction Closing Date, and the amounts described in clause (2) of the preceding sentence are to be paid at the referenced times. At closing, Corridor will designate which specific assets are being transferred to it, and which are being transferred to Viking.

In conjunction with the sale described in the preceding paragraph, subject to the satisfaction of the terms and conditions of the Corridor Agreement, it is anticipated that Corridor and Viking will acquire, among other things, certain assets of Integrity Money Management, that Integrity Money Management will resign as investment adviser to the Funds, and that Viking will become a wholly-owned subsidiary of Corridor. In practical terms, this means that the management of the funds in the Integrity and Viking fund families will be consolidated with Viking. As a result, subject to shareholder approval of a new investment advisory agreement for each Fund with Viking (each such agreement, a "New Agreement" and, collectively, the "New Agreements"), as well as satisfaction of the other terms and conditions of the Corridor Agreement, it is anticipated that the personnel of Integrity Money Management who currently manage the Funds will continue to do so after the Transaction is completed, but they will be employees of Viking. In addition, pursuant to the Corridor Agreement, it is expected that Corridor and Viking will acquire all the stock of IFS and IFD.

Shareholders of each Fund should be aware that, in addition to shareholder approval, a number of conditions must be satisfied for the respective New Agreement to become effective. For example, the Transaction, subject to the conditions set forth in the Corridor Agreement, must be completed. Among other things, these conditions require that shareholders of other funds in the Integrity family of funds also approve the change in investment adviser for their funds from Integrity Money Management to Viking. If the Transaction is not completed and the New Agreements do not become effective, then it is possible that Integrity Money Management may continue to act as investment adviser to the Funds. Otherwise, the Board will take such action as it deems to be in the best interests of the Funds.

VIKING FUND MANAGEMENT, LLC

The principal business address of Viking is currently 116 1st Street Southwest, Suite C, Minot, North Dakota 58701. Viking is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and currently provides investment advisory services to four series of Viking Mutual Funds. As of ~~December 31, 2008,~~April 30, 2009, Viking had approximately $22 million in assets under management.

As stated above, upon the completion of the Transaction, it is anticipated that Viking will be a wholly-owned subsidiary of Corridor.

The following chart lists the current principal executive officers and the current governors of Viking and their principal occupations. The business address of each officer and governor is currently 116 1st Street Southwest, Minot, North Dakota 58701.

Name	Position with Viking; Principal Occupation
Shannon D. Radke	Governor and President, Viking and Viking Fund Distributors, LLC
F. Bruce Walker	Governor and Secretary, Viking; Owner, Coldwell Banker 1st Minot Realty
Bruce I. Christianson	Governor, Viking; CEO, Magic City Financial Group
Patrick Murphy	Governor, Viking; Owner, Murphy Motors, Inc.
John Stewart	Governor, Viking; Owner, Fisher Motors, Inc.
Roger Tollefson	Governor, Viking; Owner, Tollefson's Retail Group
James Johnson	Treasurer, Viking; Corporate Accountant, Viking

After the completion of the Transaction, it is anticipated that the principal executive officers and directors of Viking will be the individuals set forth on the chart below, and that the business address of each will be 1 Main Street North, Minot, North Dakota 58703.

Name	Anticipated Position with Viking; Principal Occupation
Shannon D. Radke	Governor and President, Viking; President and Chief Executive Officer, Corridor
Toben Taft	Governor and Vice-President, Viking; Vice-President and ~~IT~~ Information Technology Manager, Corridor
Laura K. Anderson	Secretary, Viking; President, IFD and IFS; Secretary and Chief Operating Officer, Corridor
James Johnson	Treasurer, Viking; Corporate Accountant, Corridor; Fund Accountant, IFS
Kevin Flagstad	Chief Compliance Officer, Viking; Chief Compliance Officer, Corridor

As indicated in Proposal 3 below, the Board currently consists of four trustees (collectively, the "Trustees"), each of whom is proposed for election by shareholders to the Board. Three of the Trustees are not "interested persons" of the Funds as that term is defined in the Investment Company Act of 1940 (the "1940 Act"), and are therefore referred to as the "Independent Trustees~~")~~." Robert E. Walstad, who is a Trustee and the chairman of the Board, is also the interim president of the Funds and is referred to as an "Interested Trustee." As an organizer, member, and governor of Corridor, Mr. Walstad has an interest in this Proposal 1, given that it is anticipated that Viking, the proposed investment adviser to the Funds, will, upon the completion of the Transaction, be a wholly-owned subsidiary of Corridor.

Peter Quist, Adam Forthun and Brent Wheeler are each currently officers of the Funds and it is expected that they will hold membership interests of approximately 1% each in Corridor. Laura K. Anderson was Treasurer of the Funds from October 2005 until May 2008, and, since March 2008, has served as President, Mutual Fund Division, of the Company and President of Integrity Money Management. It is currently anticipated that she will hold a membership interest of approximately 1% in Corridor and that she will serve as its Secretary and Chief Operating Officer. In light of their respective positions and interests, as applicable, as described in this paragraph, each of the individuals named in this paragraph has an interest in this Proposal 1.

None of the nominees for election as an Independent Trustee is also an officer, employee or director of, or owner of an interest in, Viking or its parents or subsidiaries. None of the nominees for election as an Independent Trustee has had any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year of the Funds, or in any material proposed transactions, to which Viking or any of its parents or subsidiaries (other than a fund), or any parents or subsidiaries of the foregoing were or are to be a party. Since the beginning of the most recently completed fiscal year of the Fund, no nominee for election as an Independent Trustee has purchased or sold any interest in Viking or in any of its parents, or in subsidiaries of either. None of the nominees for election as an Independent Trustee currently owns or intends to acquire any membership interest in Corridor.

THE CURRENT ARRANGEMENTS

If the Transaction is completed as anticipated, it is expected that Integrity Money Management will resign as investment adviser to the Funds, the Current Agreements will terminate and, if approved by shareholders, the New Agreements will become effective. Set forth in the table below, with respect to each Current Agreement is (1) the date of the Current Agreement; (2) the date on which the Current Agreement was last submitted to a vote of shareholders of the respective Fund; and (3) the purpose of such submission. Since the beginning of each Fund's last fiscal year, the Board approved the continuation of the respective Current Agreement on October 29, 2008.

Fund
	Date of Current Agreement	Date Current Agreement Last Submitted to Shareholders	Purpose of Last Submission to Shareholders
Growth & Income Fund	April 1, 2005	March 30, 2005	Plan of Reorganization
High Income Fund	Commencing on April 27, 2004, and amended and restated as of May 5, 2008	April 27, 2004	Initial Shareholder Consent
WB/MNAS Fund	Commencing on September 3, 2003, and amended and restated as of November 15, 2007 and November 10, 2008	July 1, 2003	Plan of Reorganization

PORTFOLIO MANAGER INFORMATION FOR THE GROWTH & INCOME FUND AND WB/MNAS FUND

Robert Loest, Ph.D., CFA, is currently the senior portfolio manager of the Growth & Income Fund and the WB/MNAS Fund and, as such, is responsible for the day-to-day management of each such Fund's respective portfolio. Since February 1, 2007, he has been an employee of Integrity Money Management. Upon the effectiveness of the New Agreements for such Funds, it is anticipated that Mr. Loest will become an employee of Viking and Corridor and will continue to serve the Growth & Income Fund and the WB/MNAS Fund as portfolio manager. Mr. Loest has extensive experience in equities analysis, having managed investment portfolios for individual clients, including corporations and retirement plans, on a full time basis since 1989. From July 1, 1986 until February 1, 2007, he was Chief Executive Officer and Portfolio Manager of IPS Advisory, a registered investment adviser. IPS Advisory served as sub-adviser to the Growth & Income Fund from April 2005 until February 1, 2007.

(See Proposal 4 regarding portfolio manager information for the High Income Fund.)

COMPARISON OF THE NEW AGREEMENTS AND CURRENT AGREEMENTS

Except for relevant names, dates and contact information, ~~and as described below under "Continuance,"~~ the terms of the Current Agreements are substantially similar to the corresponding terms of the New Agreements, as indicated in the brief comparison below. For a more complete understanding of ~~the~~each New Agreements, please refer to the form of the New Agreement provided in Appendix A hereto. The summary below is qualified in all respects by the terms and conditions of the ~~form~~forms of the New ~~Agreement~~Agreements.

Advisory Services. The advisory services to be provided by Viking to the Funds under the New Agreements will be substantially similar to those advisory services provided by Integrity Money Management under the Current Agreements. Both the Current Agreements and the New Agreements provide that the adviser will, among other things, subject to the supervision of the Board, provide the following services: (i) provide a program of continuous investment management for the respective Fund in accordance with the Fund's investment objectives, policies and limitations; (ii) make investment decisions for the Fund; and (iii) place orders to purchase and sell securities for the Fund.

Sub-Advisers. Under both the Current Agreements and the New Agreements, the adviser is authorized, at its own expense, to delegate its responsibilities to a sub-adviser by entering into a sub-advisory agreement, subject to required approvals by the Board and shareholders as are required under the 1940 Act. If the adviser does delegate its responsibilities to a sub-adviser, it is responsible for supervising the activities and performance of the sub-adviser.

Allocation of Charges and Expenses. Under the Current Agreement, subject to specified exceptions, the adviser is generally required to pay the compensation and expenses of all of its directors, officers and employees who serve as officers and executive employees of the Trust or the respective Fund (including the Trust's or Fund's share of payroll taxes), and is required to make available, without expense to the Fund, the service of its directors, officers and employees who may be duly elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. The New Agreements will include a similar provision. The adviser is also required to pay the fees of any sub-adviser. The adviser is not required to pay any expenses of the Trust or the respective Fund other than those that have been specifically allocated under the respective agreement.

Fees. The fees to be paid by the Funds to Viking under the New Agreements will be the same as the fees paid to Integrity Money Management under the Current Agreements. Those fees for each Fund are as follows:

Fund

Advisory Fee

Growth & Income Fund	An annual rate equal to 1.00% of Fund's average daily net assets*
High Income Fund	An annual rate equal to 0.85% of the Fund's average daily net assets*
WB/MNAS Fund	An annual rate equal to 0.50% of the Fund's average daily net assets*

*"Average daily net assets" are generally the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time.

Integrity Money Management has contractually agreed to waive its management fee and reimburse expenses (other than extraordinary or non-recurring expenses and acquired fund fees and expenses), until ~~November 13,~~December 31, 2009 (for the WB/MNAS Fund) and until ~~December~~March 31, ~~2009~~2010 (for the Growth & Income Fund and High Income Fund) so that the Funds' net annual operating expenses (excluding extraordinary or non-recurring expenses and acquired fund fees and expenses) did not exceed the following:

WB/MNAS Fund	1.50%
Growth & Income Fund	1.60%
High Income Fund (Class A)	1.60%
High Income Fund (Class C)	2.35%

~~It is expected that~~ Viking will agree to maintain the Fund's expense levels ~~as~~at the percentages shown above until ~~the date they would have expired under the contractual agreements with Integrity Money Management.~~July 31, 2010. Thereafter, Viking may enter into additional contractual agreements, although the substance of any such agreement is not currently known.

During their respective fiscal years ended December 31, 2008, after fee waivers and expense reimbursements, each Fund paid (i) advisory fees to Integrity Money Management (actual and as a percentage of average daily net assets); (ii) fees to IFS, in its capacities as administrator, transfer agent and accounting service provider; and (iii) fees to IFD, as set forth below:

Fund
	Advisory Fees to Integrity Money Management	Fees to IFS	Fees to IFD
Growth & Income Fund	$~~193,704~~193,705 0.57% (as a percentage of average daily net assets)	$51,368 (Administrator) $68,490 (Transfer Agent) $41,123 (Accounting Service Provider)	$85,613
High Income Fund	$595,511 ~~0.73~~0.72% (as a percentage of average daily net assets)	$119,444 (Administrator) $150,380 (Transfer Agent) $67,127 (Accounting Service Provider)	$421,845
WB/MNAS Fund	$0 0% (as a percentage of average daily net assets)	$~~24,000~~24,001 (Administrator) $~~24,000~~24,001 (Transfer Agent) $24,773 (Accounting Service Provider)	$7,728

After the Current Agreements terminate, it is anticipated that IFS and IFD will continue to serve the Funds in their respective capacities.

Limitation on Liability. Both the New Agreements and the Current Agreements provide that the adviser is generally not liable to, among others, the adviser, the Trust, the respective Fund or any holder of the Fund's shares for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which the agreement relates, subject to certain exceptions including willful misfeasance, bad faith or gross negligence on its part in the performance of its duties, and reckless disregard of its obligations and duties.

Continuance. ~~Each Current Agreement was originally in effect for~~After an initial term of up to two years ~~and could be continued thereafter~~, both the Current Agreements and the New Agreements provide for successive one-year periods if such continuance ~~was~~is specifically approved at least annually as described in the agreement. ~~If the shareholders of the Funds approve the respective New Agreement, the New Agreements will expire two years from the date of execution, unless continued. Thereafter, the New Agreements may be continued for successive one-year periods if such continuance is specifically approved at least annually as required by the 1940 Act.~~

Termination. Both the Current Agreements and New Agreement provide for early termination, including: (i) at any time upon 60 days' prior written notice without the payment of any penalty by the Board or by the vote of a majority of the Fund's outstanding voting securities; (ii) by the adviser at any time without penalty, upon on 60 days' written notice to the Trust; or (iii) automatically in the event of its assignment.

BOARD CONSIDERATIONS

During last year, the Board received and considered a variety of materials related to the proposed Transaction (including relating to Corridor and Viking), the rationale therefor, alternatives to the Transaction, and the potential impact to the Funds. In light of the Corridor Agreement, at meetings held on March 6, 2009 and on March 11, 2009 (collectively, the "March Meeting"), the Board, including a majority of the Independent Trustees, considered the approval of the New Agreements. In evaluating the New Agreements, the Board reviewed information furnished by the Company, Integrity Money Management and Viking, including information regarding: (1) the services to be provided to the Funds, including the nature, extent and quality of such services; (2) the performance of the Funds; (3) the compensation to be paid to Viking including the cost of advisory services to be provided and profits to be realized by Viking and its affiliates, including Corridor, from the relationship with the Funds, taking into account the anticipated expense limitation arrangements; (4) the extent to which economies of scale would be realized as a Fund grows and whether the advisory fee reflects these economies of scale for the benefit of the Fund's investors; (5) other benefits to be received by Viking from its relationship with the Funds; and (6) the continuity of services to be provided to the Funds by other service providers, including IFS and IFD. In considering the New Agreements, the Independent Trustees also relied upon their knowledge of the Transaction, Corridor, Viking and the Funds resulting from their meetings and other interactions throughout the year and their own business judgment in determining the factors to be considered in evaluating the New Agreements. Each Independent Trustee may have accorded different weight to the various factors in reaching his conclusions with respect to the New Agreements. The Independent Trustees did not identify any single factor as all-important or controlling. The Independent Trustees' considerations were instead based on a comprehensive consideration of all the information presented. The principal factors considered by the Board and its conclusions are described below.

Nature, Extent and Quality of Services. The Board Members considered the nature, extent and quality of the services to be ~~providing~~provided by Viking, including investment advisory and administrative services. In considering the nature, extent and quality of the services to be provided to the Funds by Viking under the New Agreements, the Board recognized that Viking would be a subsidiary of Corridor upon the completion of the Transaction. In this regard, the Board considered that Corridor was a newly formed company, and therefore took into account Corridor's business plan, financing prospects, and viability, based on information provided by the Company. Members of the Company and Viking represented to the Board that Corridor would oversee the consolidation of the operations of Integrity Money Management into those of Viking following the Transaction to ensure a smooth transition and that the Transaction and the New Agreements were not expected to effect any material changes in the manner in which the Funds are managed.

In addition, the Board considered the continuity of investment and administrative personnel. With respect to investment personnel, the Board is familiar with the background, experience and track record of the Funds' investment personnel and these same persons are expected to serve the Funds in the same capacities following the Transaction, except as employees of Viking. More specifically, the Board was advised that the portfolio manager who currently manages the Growth & Income Fund and the WB/MNAS Fund will continue to manage such Funds on behalf of Viking. As the High Income Fund is sub-advised by JPMIM, the approval of the New Agreement for such Fund does not directly affect its portfolio management; however, the personnel of Integrity Money Management who are currently involved in overseeing JPMIM will continue that role under the respective New Agreement.

As discussed in further detail below, with limited exceptions, the administrative personnel currently providing services to the Funds are expected to continue in the same capacity and provide the same level of service following the Transaction. Although the same investment personnel are expected to continue to manage the Funds under the New Agreements, the Board recognized that the level of services may be enhanced with the addition of Viking's additional management expertise and marketing resources.

The Board concluded that the approval of the New Agreements and the transition of the Funds' management from Integrity Money Management to Viking ~~would~~were not expected to interfere with the day-to-day management of the Funds. Based on its review, the Board concluded that the expected nature, extent and quality of services to be provided by Viking supported approval of the New Agreements.

Performance. The Board considered the performance history of the Funds, and in light of the continuity of investment personnel as employees of Viking, the Board recognized that the New Agreements were not expected to impact the performance of the Funds.

Compensation and Economies of Scale. The Board evaluated the management fees under the New Agreements and noted that the advisory fee will be the same as the advisory fee rates paid by the Funds under the Current Agreements. The Board also considered the Funds' expense ratios, including, in particular, the expense limitation agreements applicable to the Funds and noted that Viking intended to continue the expense limitation arrangements in effect for the Funds ~~until the date they would have expired under the contractual agreements with Integrity Money Management~~. The Board considered whether there were any economies of scale and whether fee levels reflect these economies of scale. In this regard, the Board noted that none of the Funds has reached an asset level that would enable it to benefit substantially from economies of scale. However, the Board recognized that with the integration of the Integrity and Viking fund families, certain shared expenses may be spread over a larger asset base. The Board recognized that even if an alternative investment adviser could potentially result in lower fees, the benefits to shareholders of continuity in the operations and management of the Funds also needed to be accorded weight. The Board concluded that the fees to be paid to Viking under the New Agreements, taking into account ~~expected~~ relevant expense limitations, were fair and reasonable.

Profitability. In connection with its review of fees, the Board also considered the profitability of Viking for its advisory activities. In this regard, the Board reviewed information regarding the finances of Corridor and Viking and estimated revenues for 2009. Based on the information provided, the Board concluded that the level of profitability was reasonable in light of the services provided.

~~Fallout~~Ancillary Benefits. The Board considered whether there were any ~~"fallout" or~~ ancillary benefits Viking and its affiliates may receive as a result of its relationship with the Funds. In this regard, the Board considered that Viking does not currently engage in any soft dollar arrangements. Based on their review, the Independent Trustees concluded that any indirect benefits received by Viking and its affiliates as a result of its relationship with the Funds were reasonable and within acceptable parameters.

Continuity of Service Providers. The Board noted that, in addition to acquiring Viking, Corridor would be acquiring IFS and IFD as part of the Transaction. Accordingly, IFS will continue to act as administrator, accounting service provider and transfer agent to the Funds and IFD will continue to act as distributor to the Funds. The Board also noted that Wells Fargo Bank, N.A. would continue to act as the Funds' custodian. The Board concluded that the continuation of the Funds' service provider contracts would help ensure continuity of Fund operations.

Based on their review of the New Agreements, the materials provided and the considerations described above, the Trustees, including a majority of the Independent Trustees, determined that the adoption of the New Agreements would be in the best interests of the Funds and their respective shareholders and should be approved. In addition, the Board recommends approval of each New Agreement by the respective Fund's shareholders.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective, each New Agreement must be approved by a vote of a majority of the outstanding voting securities of the respective Fund (and, with respect to the High Income Fund, with both classes voting together as a single class). The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. For purposes of determining the approval of a New Agreement, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 1. If you need any assistance or have any questions regarding Proposal 1 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

PROPOSAL 2: TO APPROVE THE MANAGER-OF-MANAGERS STRUCTURE FOR THE FUNDS

(This proposal applies to shareholders of each Fund, voting separately.)

BACKGROUND AND REASON FOR VOTE

Under each Current Agreement and New Agreement between the investment adviser and the Trust, on behalf of the respective Fund, the investment adviser is authorized, at its own expense, to enter into a sub-advisory agreement with a sub-adviser, to whom the investment adviser may delegate responsibility to manage the assets of the respective Fund. If the investment adviser delegates portfolio management duties to a sub-adviser, the 1940 Act generally requires that the sub-advisory agreement between the adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders.

In 2005, Integrity Money Management and the Trust obtained from the Securities and Exchange Commission (the "SEC") an order (the "2005 Order") that permitted Integrity Money Management to enter into new sub-advisory agreements with unaffiliated sub-advisers and to change the terms of existing sub-advisory agreements with unaffiliated sub-advisers without first obtaining shareholder approval. However, for a Fund to rely on the 2005 Order and therefore operate under a manager-of-managers structure, use of the structure was required to be approved by the Fund's shareholders. On September 10, 2008, in addition to approving JPMIM as sub-adviser, shareholders of the High Income Fund approved the manager-of-managers structure for their Fund. No other Fund has previously been requested to approve the manager-of-managers structure. If the Transaction takes place, the Trust and the Funds may no longer be able to rely on the 2005 Order. Accordingly, shareholders of each Fund are being asked to approve a "manager-of-managers" structure for their Fund. If approved by shareholders, the structure would not be implemented until relief permitting such a structure is provided by the SEC. Unless necessary relief is provided by an exemptive rule in the future, the Trust will need to apply to the SEC for exemptive relief and obtain a new order.

Because the Funds are soliciting shareholders for approval of other proposals, the Board has determined to ask shareholders to approve the manager-of-managers structure at this time. One typical condition of SEC relief for this structure is that shareholders approve the structure before its implementation. Obtaining shareholder approval for the structure at this time would alleviate the cost and expense of seeking shareholder approval for the structure at a future date, when the Funds may not otherwise be soliciting shareholder approval on other matters.

DESCRIPTION OF THE MANAGER-OF-MANAGERS STRUCTURE

A manager-of-managers structure would generally permit Viking to enter into, and materially amend, sub-advisory agreements with any unaffiliated sub-advisers retained by Viking WITHOUT also needing to obtain further shareholder approval. Normally, the retention of a new sub-adviser, or the material amendment of an existing sub-advisory agreement would require shareholder approval. That approval would not be necessary under a manager-of-managers structure.

If shareholders of a Fund approve this Proposal 2, and the Trust obtains the necessary exemptive relief from the SEC or the SEC adopts an applicable rule, it is anticipated that Viking would be authorized, for such Fund, to (1) engage new or additional sub-advisers; (2) enter into and modify existing investment sub-advisory agreements; and (3) terminate and replace sub-advisers, in each case without obtaining further approval of the Fund's shareholders, provided that (a) the sub-adviser is not an "affiliated person" of Viking or the Fund, other than by reason of serving as a sub-adviser to a Fund, and (b) the Board has approved the new or amended sub-advisory agreement.

Although shareholder approval would no longer be required for the changes described in the prior paragraph, it is anticipated that the Board (including a majority of the Independent Trustees) would continue to evaluate sub-advisers and would be required to approve the retention of new sub-advisers and material changes to existing sub-advisory agreements. Viking (if Proposal 1 is approved) and the Board would be responsible for overseeing sub-advisers and monitoring their performance, as well as determining if (or when) changes to a Fund's sub-advisory arrangements should be made. Further, under the 1940 Act, the Board, including a majority of the Independent Trustees, must review and consider sub-advisory agreements for renewal annually, after the expiration of the initial term. Prior to entering into, renewing or amending a sub-advisory agreement, Viking (if Proposal 1 is approved) would have a legal duty to provide the Board with information on factors pertinent to the Board's decision regarding those advisory arrangements.

The Board believes that it will be in the best interests of each Fund to provide Viking (if Proposal 1 is approved) and the Board with increased flexibility to recommend and change sub-advisers without incurring the significant delay and expense associated with obtaining prior shareholder approval for such changes. In addition, the Board recognizes that the structure would remain subject to Board oversight and conditions imposed by the SEC, including that any sub-advisory agreement or material change to such agreement would still require approval by the Board (including a majority of the Independent Trustees). In the absence of a manager-of-managers structure, a Fund would be required to call and hold a shareholder meeting before it appointed a sub-adviser or materially amended a sub-advisory agreement. Additionally, a Fund would be required to seek shareholder approval of a new sub-advisory agreement if a sub-adviser were to undergo a change of control, even if there were no change in the persons responsible for managing the Fund. Each time a shareholder meeting is called, the Fund must create and distribute proxy materials and solicit proxy votes from shareholders, which is time-consuming and costly. It is thus anticipated that a manager-of-managers structure would permit the Funds to operate most efficiently and cost-effectively~~.~~. Shareholders should be aware, however, that under a manager-of-managers structure, they would not have the ability to exert control over whether their Fund entered into new sub-advisory agreements with unaffiliated sub-advisers or whether terms to sub-advisory agreements were changed, because they would not be entitled to vote "for" or "against" such matters before they became effective.

Importantly, this proposal does not affect the amount of investment advisory fees paid by a Fund. Viking would pay sub-advisers out of advisory fees it receives from a Fund, and this proposal, and the retention of sub-advisers or renegotiation of sub-advisory agreements, would not impact those fees. The Board would review and approve the fees paid by Viking to sub-advisers in connection with its consideration of new sub-advisory agreements and renewals of sub-advisory agreements. Shareholder approval would continue to be required before the fees paid by a Fund to Viking can increase.

As noted above, before a Fund could implement a manager-of-managers structure, the SEC must provide relief from certain provisions of the 1940 Act, either by rule or exemptive order. Any such relief would typically require the satisfaction of a number of conditions. The precise substance of these conditions is not known at this time.

If this Proposal 2 is not approved by the shareholders of any Fund, shareholder approval will be required for Viking to enter into new or to materially amend sub-advisory agreements with respect to that Fund.

~~PROPOSED MANAGER-OF-MANAGERS RULE~~

~~On October 23, 2003, the SEC proposed Rule 15a-5 under the 1940 Act, which essentially would allow all investment companies to utilize a manager-of-managers arrangement without obtaining an exemptive order, subject to a number of conditions.~~

BOARD APPROVAL OF MANAGER-OF-MANAGERS ARRANGEMENT

At the March Meeting, the Board, including the Independent Trustees, approved the use of the manager-of-managers arrangement, authorized the Funds to seek exemptive relief from the SEC, and recommended that the manager-of-managers arrangement be submitted to shareholders for their approval.

Reasons for approving the arrangement generally include the following:

1.

A manager-of-managers arrangement will enable the Board to act more quickly, with less expense to the Funds, in appointing new sub-advisers when the Board and the investment adviser believe that such appointment would be in the best interests of a Fund and its shareholders;

2.

The investment adviser would continue to be directly responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with a Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters; and

3.	No sub-adviser could be appointed, removed or replaced without the Board's approval and involvement.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective for a Fund, the manager-of-managers structure must be approved by a vote of a majority of the outstanding voting securities of the Fund (and, with respect to the High Income Fund, with both classes voting together as a single class). The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. For purposes of determining the approval of the manager-of-managers structure, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2. If you need any assistance, or have any questions regarding Proposal 2 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

PROPOSAL 3: TO ELECT FOUR TRUSTEES

(This proposal applies to shareholders of each Fund, voting together.)

BACKGROUND AND REASON FOR VOTE

Four individuals are being proposed for election to the Board of Trustees (the "Nominees"). All Nominees are currently Trustees and have served in that capacity for the length of time indicated in the table below. At the Special Meeting, shareholders of the Funds will be asked to elect the Nominees to serve on the Board. It is intended that the enclosed proxy will be voted "FOR" the election of the four Nominees, unless such authority has been withheld in the proxy. The proxy cannot be voted for a greater number of persons than the number of Nominees. Each Nominee has consented to serve as a Trustee if elected.

Currently, the Board consists of four Trustees, three of whom have been elected by shareholders and one of whom has not. The 1940 Act requires that certain percentages of trustees on boards of registered investment companies must have been elected by shareholders under various circumstances. For example, in general, at least a majority of the trustees must have been elected to such office by shareholders. In addition, new trustees cannot be appointed by existing trustees to fill vacancies created by retirements, resignations or an expansion of a board unless, after those appointments, at least two thirds of the trustees have been elected by shareholders. By taking this opportunity to have shareholders to elect the Nominees, it is possible that the time and expense needed to have a shareholder meeting in the future, specifically to elect one or more Trustees, may be avoided.

The Nominees will be elected for indefinite terms, generally subject to resignation, retirement or removal. Each Nominee has indicated a willingness to serve as a member of the Board if elected. If any of the Nominees should not be available for election, the persons named as proxies may vote for other persons in their discretion. However, there is no reason to believe that any Nominee will be unavailable for election.

The following table includes certain important information regarding the Nominees, as well as the officers of the Trust:

Independent Trustees/Nominees

NAME, ADDRESS, AND AGE	POSITION(S) HELD WITH TRUST	TERM AND LENGTH SERVED	NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)	PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS	OTHER DIRECTOR-SHIPS HELD OUTSIDE THE FUND COMPLEX

Orlin W. Backes 948 13th Ave. SW Minot, ND 58701 73	Trustee	Indefinite Since June 2003	12

Attorney, McGee, Hankla, Backes & Dobrovolny, P.C.; Director, South Dakota Tax-Free Fund, Inc. (April 1995 to June 2004), Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc., and Montana Tax-Free Fund, Inc. (since April ~~2005~~1995); Trustee, Integrity Managed Portfolios (since January 1996).

					First Western Bank & Trust
R. James Maxson 1 N. Main St. Minot, ND ~~58701~~58703 61	Trustee	Indefinite Since June 2003	12

Attorney, Maxson Law Office (since November 2002); Director, South Dakota Tax-Free Fund, Inc. (January 1999 to June 2004), Integrity Fund of Funds, Inc., ND Tax-Free Fund, Inc. and Montana Tax-Free Fund, Inc. (since January 1999); Trustee, Integrity Managed Portfolios (since January 1999).

					Vincent United Methodist Foundation Minot Area Development Corporation
Jerry M. Stai 2405 11th Ave. NW Minot, ND 58703 ~~56~~57	Trustee	Indefinite Since January 2006	12

Faculty, Embry-Riddle University (August 2000 to September 2005); Faculty, Park University (August 2005 to December 2005); Non-Profit Specialist, Bremer Bank (since July 2005); Faculty, Minot State University (since August 2000); Director ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Fund of Funds, Inc., (since January 2006); Trustee, Integrity Managed Portfolios (since January 2006).

					Marycrest Franciscan Development, Inc.

Interested Trustee/Nominee/Officer

NAME, ADDRESS, AND AGE	POSITION(S) HELD WITH TRUST	TERM AND LENGTH SERVED	NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)	PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS	OTHER DIRECTOR-SHIPS HELD OUTSIDE THE FUND COMPLEX

Robert E. Walstad(2) 1 N. Main St. Minot, ND 58703 64	Trustee, Chairman, Interim President	Indefinite Since June 2003 (Trustee) May 2003 to July 2007 and since March 2008 (Officer)	12

Director (Sept. 1987 to Feb. 2007), CEO (Sept. 2001 to Feb. 2007), Integrity Mutual Funds, Inc.; Director, President and Treasurer, (Aug. 1988 to Feb. 2007), Integrity Money Management, Inc.; Director, President and Treasurer (Aug. 1988 to Sept. 2004), ND Capital, Inc.; Director, President and Treasurer (May 1989 to Feb. 2007), Integrity Fund Services, Inc.; Director, President, CEO, and Treasurer~~,~~ (Jan. 1996 to Aug. 2003), Integrity Funds Distributor, Inc.; Director, CEO, Chairman, (Jan. 2002 to Feb. 2007) and President (Sept. 2002 to Dec. 2004), Capital Financial Services, Inc.; Director and President, (April 1994 to June 2004) South Dakota Tax-Free Fund, Inc.; President (Jan. 1996 to July 2007) and Interim President (since March 2008) Integrity Managed Portfolios, (May 2003 to July 2007) and (since March 2008) The Integrity Funds, (Jan. 1995 to July 2007) and (since March 2008) Integrity Fund of Funds, Inc., (Jan. 1989 to July 2007) and (since March 2008) ND Tax-Free Fund, Inc., (Aug. 1993 to July 2007) and (since March 2008) Montana Tax-Free Fund, Inc.; Director and Chairman Montana Tax-Free Fund, Inc. (since May 1993), Integrity Fund of Funds, Inc. (since Aug. 1994), and ND Tax Free Fund, Inc. (since Oct. 1988); Trustee, Chairman~~,~~ (since January 1996) and Treasurer (January 1996 to May 2004), Integrity Managed Portfolios~~,~~; Trustee and Chairman (since June 2003), The Integrity Funds.

					Minot Park Board

Officers

NAME, ADDRESS, AND AGE	POSITION(S) HELD WITH TRUST	TERM AND LENGTH SERVED	NUMBER OF PORTFOLIOS OVERSEEN IN THE FUND COMPLEX(1)	PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS	OTHER DIRECTOR-SHIPS HELD OUTSIDE THE FUND COMPLEX

Peter A. Quist 1 N. Main St. Minot, ND 58703 ~~74~~75	Vice President, Secretary	Indefinite Since June 2003	3

Attorney; Director and Vice President (since May 1988) Integrity Mutual Funds, Inc.; Director, Vice President and Secretary, Integrity Money Management, Inc. (since August 1988), Integrity Fund Services, Inc. (since May 1989), Integrity Funds Distributor, Inc. (since January 1996), ND Capital, Inc. (August 1988 to August 2006); Director, Vice President and Secretary, South Dakota Tax-Free Fund, Inc. (April 1994 to June 2004), Montana Tax-Free Fund, Inc. (since May 1993), Integrity Fund of Funds, Inc. (since August 1994), and ND Tax Free Fund, Inc. (since October 1988); Vice President and Secretary, Integrity Managed Portfolios (since January 1996) and The Integrity Funds (since June 2003).

None
Adam C. Forthun 1 N. Main St. Minot, ND 58703 32	Treasurer	Indefinite Since May 2008	N/A

Fund Accountant (May 2003 to October 2005), Fund Accounting Supervisor (October 2005 to March 2008), Fund Accounting Manager (since March 2008), Integrity Fund Services, Inc.; Treasurer (since May 2008), Integrity Managed Portfolios, The Integrity Funds, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc.

None
Brent M. Wheeler 1 N. Main St. Minot, ND 58703 38	Mutual Fund Chief Compliance Officer	Indefinite Since October 2005	N/A

Fund Accounting Manager (May 1998 to October 2005), Integrity Fund Services, Inc.; Treasurer (May 2004 to October 2005), Mutual Fund Chief Compliance Officer (since October 2005) Integrity Managed Portfolios, The Integrity Funds, ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., and Integrity Fund of Funds, Inc.

None

(1) The Fund Complex consists of the three incorporated funds in the Integrity family of funds, the six series of Integrity Managed Portfolios, and the three series of The Integrity Funds.

(2) Mr. Walstad is an interested person by virtue of being an officer of the Trust and a shareholder of Integrity Mutual Funds, Inc.

Trustees and officers of the Fund serve until their resignation, removal, or retirement.

COMPENSATION

Trustees who are not an "interested person" of the Funds, as that term is defined in the 1940 Act, are paid an annual fee of $17,500 for service as trustee and director on the boards of the funds in the complex. In addition to the Funds, the Trustees are also directors or trustees of four additional open-end investment companies representing (together with the Funds) 12 portfolios, currently advised by Integrity Money Management. The annual fee paid to the directors and trustees are allocated among the funds in the complex (which includes the three incorporated funds in the Integrity family of funds, the six series of Integrity Managed Portfolios, and the three Funds) as follows: each fund pays a minimum $500 and the remainder of the fee is allocated among the funds on the basis of their relative net asset values. Mr. Walstad, who is the only "interested person" of such funds who serves as a Trustee and is a Nominee, receives no compensation from the funds for serving as trustee or director (as applicable); however, he does receive compensation from the funds for serving as Interim President.

The following table sets forth compensation paid by each Fund to each of the Trustees of the Funds and total compensation paid to each Trustee for the fiscal year ended December 31, 2008. The Funds have no retirement or pension plans.

	Independent Trustees						Interested Trustee
	Orlin W. Backes		R. James Maxson		Jerry M. Stai		Robert E. Walstad		TOTALS
Aggregate Compensation From&
	Trustee		Trustee		Trustee		Trustee, Chairman and Interim President
WB/MNAS Fund(1)	~~$~~	$556	~~$~~	$556	~~$~~	$556	~~$~~	~~0.00~~$0	$	~~$~~1,668
Growth & Income Fund(1)	~~$~~	$1,715	~~$~~	$1,715	~~$~~	$1,715	~~$~~	~~0.00~~$0	~~$~~	$5,145
High Income Fund(1)	~~$~~	$3,360	~~$~~	$3,360	~~$~~	$3,360	~~$~~	~~0.00~~$0	~~$~~	$10,080
Total Compensation from Funds and Fund Complex(2)	~~$~~	$17,500	~~$~~	$17,500	~~$~~	$17,500	~~$~~	~~0.00~~$0	~~$~~	$52,500

(1) Based on compensation paid to the Trustees for the fiscal year ended December 31, 2008, for services to the respective Fund.

(2) Based on the compensation paid to the Trustees for the fiscal year ended December 31, 2008, for services to the Funds and four other open-end funds representing, in the aggregate, 15 portfolios advised by Integrity Money Management (including the Integrity Health Sciences Fund, the Integrity Technology Fund, and the Integrity Total Return Income Fund, which were part of The Integrity Funds until they were liquidated on April 25, 2008, April 25, 2008, and June 20, 2008, respectively).

MEETINGS OF THE BOARD AND COMMITTEES

The Board of Trustees manages the business and affairs of the Trust and appoints or elects officers responsible for the day-to-day operations of the Trust and the execution of policies established by Board resolution or directive. The Independent Trustees are charged with, among other functions, recommending to the full Board approval of the distribution, transfer agency and accounting services agreements and the investment advisory agreements. During the Funds' fiscal year ending December 31, 2008, the Board held 15 meetings.

The Board has two committees: (1) the Audit Committee; and (2) the Governance and Nominating Committee.

The Audit Committee currently consists of the three Independent Trustees of the Funds: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Audit Committee is to assist the Board of Trustees in fulfilling its oversight responsibilities to the shareholders and the investment community relating to fund accounting, reporting practices and the quality and integrity of the financial reports. To satisfy these responsibilities, the Audit Committee reviews with the independent auditors the audit plan and results and recommendations following independent audits, reviews the performance of the independent auditors and recommends engagement or discharge of the auditors to the Board of Trustees, reviews the independence of the independent auditors, reviews the adequacy of the Funds' internal controls and prepares and submits Audit Committee meeting minutes and supporting documentation to the full Board. During the Funds' fiscal year ending December 31, 2008, the Audit Committee held four meetings.

The Governance and Nominating Committee currently consists of the three Independent Trustees of the Funds: Jerry M. Stai, Orlin W. Backes, and R. James Maxson. The primary function of the Governance and Nominating Committee is to identify individuals qualified to become Board members and recommend nominations for election to the Board of Trustees. The Governance and Nominating Committee takes a leadership role in shaping the governance of the Funds. The Governance and Nominating Committee has adopted a charter (which is available at http://www.integrityfunds.com) and meets at least quarterly. The Governance and Nominating Committee prepares and submits meeting minutes and supporting documentation to the full Board. During the Funds' fiscal year ending December 31, 2008, the Governance and Nominating Committee held eight meetings.

Each Trustee attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by the committees of the Board on which the Trustee served. The Funds do not hold annual meetings and therefore do not have a policy with respect to Trustees' attendance at such meetings.

TRUSTEE RECOMMENDATIONS AND NOMINATIONS

The Governance and Nominating Committee has adopted procedures regarding its review of recommendations for trustee nominees, including those recommendations presented by shareholders. When considering whether to add additional or substitute Trustees to the Board, the Independent Trustees are required to take into account any proposals for candidates that are properly submitted to the Trust's Secretary. Shareholders wishing to present one or more candidates for Trustee consideration may do so by submitting a signed written request to the Trust's Secretary at The Integrity Funds, Attention: Secretary, 1 Main Street North, Minot, North Dakota 58703. The request must include the following information:

•	name and address of shareholder and, if applicable, name of broker or record holder;
•	number of shares owned;
•	name of Fund(s) in which shares are owned;
•	whether the proposed candidate(s) consent to being identified in any proxy statement utilized in connecting with the election of Trustees;
•	the name and background information of the proposed candidates; and
•	a representation that the candidate or candidates are willing to provide additional information about themselves, including assurances as to their independence.

In considering potential candidates for the Board, the Independent Trustees may consider a variety of factors, including without limitation, high ethical standards, relevant expertise and experience, absence of conflicts of interest that would interfere with the performance of responsibilities, and the ability to devote sufficient time and attention, including the time needed to review materials and attend meetings.

SHARE OWNERSHIP IN THE FUNDS HELD BY NOMINEES AND OFFICERS

For each Nominee, the dollar range and number of equity securities in the Funds beneficially owned by the Nominee in each Fund and in all registered investment companies overseen by each Nominee in the Integrity family of investment companies are shown below as of December 31, 2008:

	Independent Trustees/Nominees			Interested Trustee/Nominee
Dollar Range of Equity Securities in...	Orlin W. Backes	R. James Maxson	Jerry M. Stai	Robert E. Walstad
WB/MNAS Fund	None	None	None	$10,001 to $50,000 (14,409.932 shares)
Growth & Income Fund	None	None	$1 to $10,000 (27.603 shares)	$~~50,000~~50,001 to $100,000 (2,294.453 shares)
High Income Fund (Class A)	None	$10,001 to $50,000 (3,194.938 shares)	$1 to $10,000 (117.368 shares)	None
High Income Fund (Class C)	None	None	None	None
All Registered Investment Companies Overseen by Trustee/Nominee in Family of Investment Companies (Aggregate)	$10,001 to $50,000 (1,566.557 ;shares)	$10,001 to $50,000 (3,562.549 shares)	$1 to $10,000 (144.971 shares)	Over $~~100,00~~ 100,000 (16,701.385 shares)

As of the Record Date, none of the Independent Trustees or any of their respective immediate family members owned beneficially or of record securities in Viking, Integrity Money Management, JPMIM or IFD, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with any of such persons.

As of the Record Date, the Nominees and officers of the Funds as a group beneficially owned the following number of equity securities of each Fund, which, in each case, is less than 1% of each Fund's equity securities outstanding:

Fund

Class A Shares

Class C Shares

WB/MNAS Fund	N/A
Growth & Income Fund	N/A
High Income Fund

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

Although the Trust has not adopted a specific process regarding shareholder communications, shareholders of the Funds may communicate with the Board (or individual Trustees serving on the Board) by sending written communications, addressed to the Board as a group or any individual Trustee, to The Integrity Funds, Attention: Board of Trustees, 1 Main Street North, Minot, North Dakota 58703. The Funds will ensure that this communication (assuming it is properly marked care of the Board or care of a specific Trustee) is delivered to the Board or the specified Trustee, as the case may be.

ATTENDANCE OF TRUSTEES AT ANNUAL MEETINGS

The Funds do not hold annual meetings and therefore do not have a policy with respect to Trustees' attendance at such meetings.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Brady, Martz & Associates ("Brady, Martz") has been selected as the Funds' independent registered public accounting firm for the current fiscal year. Representatives of Brady, Martz are not expected to attend the Special Meeting, but have been given the opportunity to make a statement if they so desire, and will be available should any questions arise requiring their attention.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table provides information on the aggregate fees billed for services rendered to the Trust by Brady, Martz for the fiscal years ended December 31, 2007 and December 31, 2008:

Fiscal Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees	Totals
December 31, 2007	$44,500	$8,400	$8,400	None	$61,300
December 31, 2008	$27,550	$4,700	$3,600	None	$35,850

(1) Includes the amounts related to the professional services rendered by the principal accountant for the audit of the Trust's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Includes fees principally paid for professional services rendered for due diligence and technical accounting consulting and research.

(3) Includes amounts related to the preparation and review of the Trust's tax returns.

FEES FOR NON-AUDIT SERVICES

During the past two fiscal years, Brady, Martz did not provide any non-audit services to the Trust, Integrity Money Management or any entity controlling, controlled by, or controlled with Integrity Money Management that provides ongoing services to the Trust.

PRE-APPROVALS

The Audit Committee has adopted policies and procedures that require the Audit Committee to pre-approve all audit and non-audit services provided to the Trust by the principal accountant. All of the services described in the table above under the heading "Fees Paid to Independent Registered Public Accounting Firm" were pre-approved by the Audit Committee.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

The election of Trustees must be approved by a plurality of the votes cast in person or by proxy at the Special Meeting at which a quorum exists. The shareholders of the Trust will vote together for the election of Trustees. Abstentions and broker non-votes will not affect the election of Trustees under Proposal 3.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 3. If you need any assistance, or have any questions regarding Proposal 3 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

PROPOSAL 4: TO APPROVE A NEW INVESTMENT SUB-ADVISORY AGREEMENT FOR THE INTEGRITY HIGH INCOME FUND

(This proposal applies to shareholders of the High Income Fund only.)

BACKGROUND AND REASON FOR VOTE

JPMIM has served as sub-adviser to the High Income Fund since May 5, 2008, initially pursuant to an interim investment sub-advisory agreement and then pursuant to an investment sub-advisory agreement that was approved by Fund shareholders on September 10, 2008 (the "Current Sub-Advisory Agreement"). If the Transaction described above is completed, then, under the applicable provisions of the 1940 Act, the Current Sub-Advisory Agreement will terminate. Although JPMIM will remain as sub-adviser to the High Income Fund following the Transaction, securities laws require that shareholders of the High Income Fund approve a new sub-advisory agreement between Viking and JPMIM with respect to the High Income Fund (the "New Sub-Advisory Agreement"). However, if the Transaction does not occur, the Current Sub-Advisory Agreement will not terminate and the New Sub-Advisory Agreement will not be implemented, even if it is approved by shareholders.

J.P. Morgan Investment Management Inc.

The principal business address of JPMIM is 245 Park Avenue, New York, New York 10167. JPMIM is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and provides investment advisory services to a substantial number of institutional and other investors. JPMIM is a wholly-owned subsidiary of J.P. Morgan Asset Management Holdings Inc. J.P. Morgan Asset Management Holdings Inc. is located at 245 Park Avenue, New York, New York 10167 and is a wholly-owned subsidiary of JPMorgan Chase & Co. JPMorgan Chase & Co. is a bank holding company located at 270 Park Avenue, New York, New York 10017. As of December 31, 2008, JPMIM, together with its affiliated companies, had approximately $1.1 trillion in assets under management.

The following chart lists the principal executive officers and the directors of JPMIM and their principal occupations. The business address of each officer and director is 245 Park Avenue, New York, New York 10167.

Name	Position with JPMIM and Principal Occupation
Evelyn V. Guernsey	President, Director, Managing Director
George C.W. Gatch	Director, Managing Director
Seth P. Bernstein	Director, Global Head of Fixed Income, Managing Director

Name	Position with JPMIM and Principal Occupation
Lawrence M. Unrein	Director, Managing Director
Martin R. Porter	Global Head of Equities, Managing Director
Clive S. Brown	Director, Managing Director
Scott E. Richter	Secretary, Managing Director
Richard T. Madsen	Director, Managing Director
Joseph K. Azelby	Director, Managing Director
Paul A. Quinsee	Director, Managing Director
Joseph J. Bertini	Chief Compliance Officer, Vice President
John H. Hunt	Director, Managing Director

None of the Nominees or officers of the Fund or the Trust is also an officer, employee or director of, or owner of an interest in, JPMIM or its parents or subsidiaries. None of the Nominees has had any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year of the Fund, or in any material proposed transactions, to which JPMIM or any of its parents or subsidiaries (other than a fund), or any parents or subsidiaries of the foregoing were or are to be a party. Since the beginning of the most recently completed fiscal year of the Fund, no Nominee has purchased or sold any interest in JPMIM or in any of its parents, or in subsidiaries of either.

PORTFOLIO MANAGER INFORMATION

It is currently anticipated that the portfolio managers identified below (who are acting as such under the Current Sub-Advisory Agreement) will continue to be responsible for the day-to-day management of the Fund's portfolio under the New Sub-Advisory Agreement:

Robert L. Cook is a Managing Director of JPMIM, head of its Fixed Income High Yield Team and lead portfolio manager for its high yield total return, sub-advised mutual fund assets and absolute return credit products. In addition, he serves on the Global Macro Team which determines the firm's fixed income views of the global economic landscape and portfolio positioning. Prior to joining JPMIM in 2004, Mr. Cook was co-head of the fixed income investment process at 40|86 Advisors, where he was responsible for managing high yield total return assets and was the director of credit research. Prior to joining 40|86 Advisors in 1994, he worked at PNC Bank's investment banking division in Pittsburgh, Pennsylvania, where he was involved with syndicated loans, mergers and acquisitions, private placements and structured products. Mr. Cook holds a B.S. in finance from Indiana University. He is a CFA charterholder and a member of the Indianapolis Society of Financial Analysts.

Thomas Hauser is a Vice President of JPMIM, and is responsible for co-managing JPMIM's high yield total return, sub-advised mutual fund assets and absolute return credit products. Prior to joining JPMIM in 2004, Mr. Hauser was a co-portfolio manager on three mutual funds and co-head of the Collateralized Bond Obligation (CBO) Group at 40|86 Advisors. Prior to joining 40|86 Advisors in 2001, he had been with Van Kampen Investments since 1993, where he was a vice president responsible for co-managing several high yield mutual funds and was head of the high yield trading desk. Mr. Hauser holds a B.S. in finance from Miami (Ohio) University. He is a CFA charterholder and a member of the Indianapolis Society of Financial Analysts.

SIMILAR INVESTMENT COMPANIES ADVISED BY JPMIM

JPMIM acts as investment sub-adviser to the following investment companies, each of which has an investment objective similar to that of the High Income Fund:

Fund Name	Approximate Assets under Management by JPMIM as of December 31, 2008 (in millions)	Annual Rate of Compensation for JPMIM
Managers High Yield Fund, a series of Managers Trust II	$25.4 (JPMIM number only)	0.30% based on assets under management
High Yield Bond Fund, a series of SEI Institutional Managed Trust (SIMT)*	$260.8* (JPMIM number only)	0.30% based on assets under management by JPMIM
High Yield Bond Fund, a series of SEI Institutional Investments Trust (SIIT)**	$316.3** (JPMIM number only)	0.30% based on assets under management by JPMIM

*This fund is also sub-advised by Ares Management LLC and Nomura Corporate Research and Asset Management Inc. This fund's total assets under management as of December 31, 2008 were approximately $1,076 (in millions).

**This fund is also sub-advised by Ares Management LLC and Nomura Corporate Research and Asset Management Inc. This fund's total assets under management as of December 31, 2008 were approximately $947 (in millions).

JPMIM has not waived, reduced or otherwise agreed to reduce its compensation under any contract to provide advisory services to any of the funds listed above.

THE CURRENT SUB-ADVISORY AGREEMENT

Following the termination of the sub-advisory agreement with SMH Capital Advisers, Inc., the sub-adviser to the Fund prior to May 5, 2008, the Current Sub-Advisory Agreement dated September 10, 2008 was approved by the Board of Trustees, including a majority of the Independent Trustees, on April 30, 2008 for a two-year term and was approved by the shareholders of the Fund on September 10, 2008. The Current Sub-Advisory Agreement was again approved by the Board on October 29, 2008, at the same meeting at which the Board approved the Current Agreements described in Proposal 1.

COMPARISON OF THE NEW SUB-ADVISORY AGREEMENT AND CURRENT SUB-ADVISORY AGREEMENT

Except for relevant names, dates and contact information, and as described below under "Continuance," the terms of the Current Sub-Advisory Agreement are substantially similar to the corresponding terms of the New Sub-Advisory Agreement, as indicated in the brief comparison below. For a more complete understanding of the New Sub-Advisory Agreement, please refer to the form of the New Sub-Advisory Agreement provided in Appendix B hereto. The summary below is qualified in all respects by the terms and conditions of the form of New Sub-Advisory Agreement.

Sub-Advisory Services. The advisory services to be provided by JPMIM to the High Income Fund under the New Sub-Advisory Agreement will be substantially identical to those being provided under the Current Sub-Advisory Agreement. Both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement provide that the sub-adviser will, among other things, subject to the supervision of the adviser, provide the following services: (i) provide investment research and credit analysis concerning the Fund's investments; (ii) conduct a continual program of investment of the Fund's assets; (iii) place orders for all purchases and sales of the investments made for the Fund; (iv) maintain the books and records required in connection with its duties under the agreement; and (v) keep the adviser informed of developments materially affecting the Fund. Under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the sub-adviser is required to provide services in accordance with the Fund's investment objectives, policies and restrictions as stated in the Fund's Prospectus and Statement of Additional Information and will assist the adviser in the adviser's valuation of portfolio securities held by the Fund as requested by the adviser or the Fund.

Brokerage. Under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the sub-adviser, in selecting brokers or dealers through which to place orders, is to seek "the best overall terms available." In selecting brokers and dealers to execute a particular transaction, and in evaluating the best overall terms available, the sub-adviser is authorized to consider the brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the High Income Fund and/or other accounts over which the sub-adviser or its affiliates exercise investment discretion.

Both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement permit a commission paid to brokers to be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the sub-adviser makes a good faith determination that the commission paid was reasonable in relation to the brokerage or research services provided, viewed in terms of the particular transaction or the sub-adviser's overall responsibilities with respect to the High Income Fund and to the other clients of the sub-adviser or its affiliates as to which the sub-adviser or its affiliates exercise investment discretion.

Fees. Under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the fee payable to the sub-adviser is computed and payable at an annual rate equal to 0.35% of the High Income Fund's "average daily net assets" (generally the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time). Such fee is not directly related to the compensation paid to the investment adviser. Under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the compensation paid to the sub-adviser is the sole responsibility of the investment adviser and in no way an obligation of the Fund or of the Trust.

During the fiscal year ended December 31, 2008, Integrity Money Management paid sub-advisory fees to JPMIM in the amount of $51,021 (under an interim sub-advisory agreement in effect from May 5, 2008 until September 10, 2008) and $95,508 (under the Current Sub-Advisory Agreement.)

Payment of Expenses. Under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the sub-adviser is required to bear all expenses incurred by it in connection with the performance of its services under the agreement other than the cost of securities, brokerage commissions, custodian fees, auditors' fees, taxes, interest, extraordinary expense items, and other expenses related to the operation of the Trust or the High Income Fund.

Limitation on Liability. Both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement provide that the sub-adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the adviser, the Trust or the High Income Fund in connection with the matters to which the agreement relates, subject to certain exceptions. Both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement provide that the sub-adviser is liable to the investment adviser and the Fund for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the sub-adviser in the performance of its duties or from reckless disregard by it of its obligations or duties under the agreement.

Delegation to Third Parties. Under the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the sub-adviser is permitted to employ an affiliate or third party to perform any accounting, administrative, reporting and ancillary services required to enable the sub-adviser to perform its functions under the agreement. However, the sub-adviser is required to act in good faith in the selection, use and monitoring of affiliates and other third parties, and any delegation or appointment does not relieve the sub-adviser of any of its obligations under the agreement.

Continuance. Both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement provide that they are in effect for an initial term of two years and may be continued thereafter for successive one-year periods if such continuance is specifically approved at least annually as described in the agreement. If the shareholders of the High Income Fund approve the New Sub-Advisory Agreement, the New Sub-Advisory Agreement will expire two years from the date of execution, unless continued. Thereafter, the New Sub-Advisory Agreement may be continued for successive one-year periods if such continuance is specifically approved at least annually as required by the 1940 Act.

Termination. Both the Current Sub-Advisory Agreement and New Sub-Advisory Agreement provide for early termination, including: (i) by the Trust at any time upon 60 days' prior notice without the payment of any penalty by the Board or by a vote of a majority of the outstanding voting securities of the High Income Fund; (ii) ;by the adviser on ~~180~~60 days' written notice to the sub-adviser; (iii) by the sub-adviser on 180 days' written notice to the adviser; or (iv) in the event of its assignment.

BOARD CONSIDERATIONS

At the March Meeting, the Board, including a majority of the Independent Trustees, considered the approval of the New Sub-Advisory Agreement. As outlined in more detail below, the Board, including the Independent Trustees, considered all factors they believed relevant with respect to the approval of the New Sub-Advisory Agreement.

Nature, Extent and Quality of Services. The Board considered that since JPMIM was unaffiliated with Integrity Money Management, Corridor and Viking, the Transaction was not expected to have any notable impact on JPMIM. The Board noted that the terms of the New Sub-Advisory Agreement, including the fees payable thereunder, are substantially identical to those of the Current Sub-Advisory Agreement. The Board considered that the services to be provided under the New Sub-Advisory Agreement are the same as the services under the Current Sub-Advisory Agreement. Moreover, the Board noted that the Transaction would not alter the allocation of responsibilities between the investment adviser and the Sub-Adviser even though the investment adviser would be different. The Trustees noted that the portfolio managers of JPMIM would remain the same under the New Sub-Advisory Agreement.

Performance. The performance of the Fund was not a significant factor regarding approval of the New Sub-Advisory Agreement.

Compensation and Profitability. The Board noted that the fees to be paid under the New Sub-Advisory Agreement would be the same as fees paid under the Current Sub-Advisory Agreement. The Board further noted that the sub-advisory fees were the result of arms-length negotiations between unaffiliated parties. The Transaction was not expected to affect the profitability of the Sub-Adviser and, moreover, the sub-advisory fee under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement is paid by the investment adviser—not the Fund. Accordingly, the Board believed the profitability to JPMIM was not unreasonable.

Benefits to JPMIM. The Board considered any potential ~~"fall out" or~~ ancillary benefits to JPMIM as a result of its relationship with the Fund. In this regard, the Board considered that JPMIM does not currently engage in any soft dollar arrangements.

Economies of Scale. The Board recognized that the size of the Fund was not large enough to realize economies of scale.

In voting to approve the New Agreements, the Trustees did not identify any single factor as being of paramount importance. In this regard, the Trustees' considerations were premised on numerous factors, including the nature, quality and resources of JPMIM.

Based on their review of the New Sub-Advisory Agreement, the materials provided and the considerations described above, the Trustees, including a majority of the Independent Trustees, determined that the adoption of the New Sub-Advisory Agreement would be in the best interests of the Fund and its shareholders and should be approved. In addition, the Board recommends approval of the New Sub-Advisory Agreement by the Fund's shareholders.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective, the New Sub-Advisory Agreement must be approved by a vote of a majority of the outstanding voting securities of the High Income Fund, with both classes voting together as a single class. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the High Income Fund present at the meeting if the holders of more than 50% of the outstanding shares of the High Income Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the High Income Fund. For purposes of determining the approval of the New Sub-Advisory Agreement, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS OF THE HIGH INCOME FUND VOTE FOR PROPOSAL 4. If you need any assistance, or have any questions regarding Proposal 4 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593 or (701) 857-0230.

ADDITIONAL INFORMATION

DELIVERY OF ANNUAL REPORTS AND OTHER DOCUMENTS

Annual reports will be sent to shareholders of record of each Fund following the Fund's fiscal year end. Each Fund will furnish, without charge, a copy of its annual report and/or semi-annual report as available upon request. Such written or oral requests should be directed to Integrity Funds Distributor, Inc. at 1 Main Street North, Minot, North Dakota 58703 or by calling (800) 276-1262.

Please note that only one annual or semi-annual report or proxy statement may be delivered to two or more shareholders of a Fund who share an address, unless the Fund has received instructions to the contrary. To request a separate copy of an annual or semi-annual report or proxy statement, or to request a single copy if multiple copies of such documents are received, shareholders should contact the Fund at the address and phone number set forth above. Pursuant to a request, a separate copy will be delivered promptly.

Shareholder Proposals

The Funds are not required to hold annual shareholder meetings. Since the Funds do not hold regular meetings of shareholders, the anticipated date of the next shareholder meeting cannot be provided. To be considered for inclusion in the proxy statement for any subsequent meeting of shareholders, a shareholder proposal must be submitted a reasonable time before the proxy statement for the meeting is sent. Whether a proposal is included in the proxy statement will be determined in accordance with applicable federal and state laws. The timely submission of a proposal does not guarantee its inclusion.

Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent meeting (if any) should send their written proposals to The Integrity Funds, 1 Main Street North, Minot, North Dakota 58703.

PLEASE SUBMIT YOUR VOTING INSTRUCTIONS PROMPTLY BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE ACCOMPANYING SELF-ADDRESSED POSTAGE-PAID RETURN ENVELOPE. ALTERNATIVELY, YOU MAY VOTE BY PHONE, BY FACSIMILE, OR VIA THE INTERNET.

IF YOU NEED HELP VOTING YOUR PROXY, OR WANT ADDITIONAL INFORMATION ABOUT ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON (INCLUDING DIRECTIONS TO THE SPECIAL MEETING), YOU MAY CALL IFS (SHAREHOLDER SERVICES) AT (800) 601-5593 OR (701) 857-0230.

APPENDIX A-1

~~FORM OF NEW INVESTMENT ADVISORY AGREEMENT~~

THE INTEGRITY FUNDS

on behalf of the

INTEGRITY GROWTH & INCOME FUND

FORM OF INVESTMENT ADVISORY AGREEMENT

AGREEMENT, effective commencing on ~~July XX~~[_______], 2009, Viking Fund Management, LLC, (the "Adviser") and The Integrity Funds (the "Trust") on behalf of Integrity Growth & Income Fund (the "Fund").

WHEREAS, the Trust is a Delaware statutory trust of the series type organized under a Certificate of Trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and the Fund is a series of the Trust;

WHEREAS, the Trust wishes to retain the Adviser to render investment advisory services to the Fund, and the Adviser is willing to furnish such services to the Fund;

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act");

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Trust and the Adviser as follows:

1. Appointment. The Trust hereby appoints the Adviser to act as investment adviser to the Fund for the periods and on the terms set forth in this Agreement. The Adviser accepts such appointment and agrees to furnish the services herein set forth, for the compensation herein provided.

2. Investment Advisory Duties; Authority to Delegate to Sub-Adviser. Subject to the supervision of the Trustees of the Trust, the Adviser will (a) provide a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations as stated in the Fund's prospectus and Statement of Additional Information included as part of the Trust's Registration Statement filed with the Securities and Exchange Commission ("SEC"), as they may be amended from time to time, copies of which shall be provided to the Adviser by the Trust; (b) make investment decisions for the Fund; and (c) place orders to purchase and sell securities for the Fund. The Adviser is authorized, at its own expense, to delegate to a sub-adviser such of its responsibilities hereunder as may be specified in an agreement with such sub-adviser~~, subject to such approvals by the Trustees and shareholders of the Fund as are required by the 1940 Act~~. Any such agreement shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order or similar relief (including without limitation any rule, regulation, interpretive order or no-action relief) of the SEC. In the event the Adviser does so delegate to a sub-adviser, the Adviser is further responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with the Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters.

In performing its investment management services to the Fund hereunder, the Adviser will provide the Fund with ongoing investment guidance and policy direction, including oral and written research, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Subject to the Fund's investment objective and policies, the Adviser will determine the securities, instruments, repurchase agreements, options and other investments and techniques that the Fund will purchase, sell, enter into or use, and will provide an ongoing evaluation of the Fund's portfolio. The Adviser will determine what portion of the Fund's portfolio shall be invested in securities and other assets, and what portion if any, should be held uninvested.

The Adviser further agrees that, in performing its duties hereunder, it will:

a. comply with applicable provisions of the 1940 Act and all rules and regulations thereunder, the Advisers Act, the Internal Revenue Code (the "Code") and all other applicable federal and state laws and regulations, and with any applicable procedures adopted by the Trustees;

b. use reasonable efforts to manage the Fund so that it will qualify, and continue to qualify, as a regulated investment company under Subchapter M of the Code and regulations issued thereunder;

c. place orders pursuant to its investment determinations for the Fund directly with the issuer, or with any broker or dealer, in accordance with applicable policies expressed in the Fund's prospectus and/or Statement of Additional Information and in accordance with applicable legal requirements;

d. furnish to the Trust, or to the Fund's administrator, Integrity Fund Services, Inc., ("Administrator") if so directed, whatever statistical information the Trust or Administrator may reasonably request with respect to the Fund's assets or contemplated investments. In addition, the Adviser will keep the Trust and the Trustees informed of developments materially affecting the Fund's portfolio and shall, on the Adviser's own initiative, furnish to the Trust from time to time whatever information the Adviser believes appropriate for this purpose;

e. make available to the Administrator, and the Trust, promptly upon their request, such copies of its investment records and ledgers with respect to the Fund as may be required to assist the Administrator and the Trust in their compliance with applicable laws and regulations. The Adviser will furnish the Trustees with such periodic and special reports regarding the Fund as they may reasonably request;

f. immediately notify the Trust in the event that the Adviser or any of its affiliates: (1) becomes aware that it is subject to a statutory disqualification that prevents the Adviser from serving as investment adviser pursuant to this Agreement; or (2) becomes aware that it is the subject of an administrative proceeding or enforcement action by the ~~Securities and Exchange Commission ("SEC")~~SEC or other regulatory authority. The Adviser further agrees to notify the Trust immediately of any material fact known to the Adviser respecting or relating to the Adviser that is not contained in the Trust's Registration Statement regarding the Fund, or any amendment or supplement thereto, but that is required to be disclosed thereon, and of any statement contained therein that becomes untrue in any material respect;

g. in making investment decisions for the Fund, use no inside information that may be in its possession, nor will the Adviser seek to obtain any such information.

3. Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 3, the Adviser shall pay the compensation and expenses of all its governors, officers and employees who serve as officers and executive employees of the Trust or Fund (including the Trust's or Fund's share of payroll taxes), and the Adviser shall make available, without expense to the Fund, the service of its governors, officers and employees who may be duly elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. The Adviser shall also pay the fees of any sub-adviser.

The Adviser shall not be required to pay any expenses of the Fund or Trust other than those specifically allocated to the Adviser in this section 3. In particular, but without limiting the generality of the foregoing, the Adviser shall not be responsible, except to the extent of the reasonable compensation of such of the Trust's or Fund's employees as are officers or employees of the Adviser whose services may be involved, for any expenses of other series of the Trust or for the following expenses of the Fund or Trust: organization and certain offering expenses of the Fund (including out-of-pocket expenses, but not including the Adviser's overhead and employee costs); fees payable to the Adviser and to any other Fund advisers or consultants; legal expenses; auditing and accounting expenses; interest expenses; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by or with respect to the Fund in connection with membership in investment company trade organizations; cost of insurance relating to fidelity coverage for the Trust's officers and employees; fees and expenses of the Fund's Administrator or of any custodian, subcustodian, transfer agent, fund accounting agent, registrar, or dividend disbursing agent of the Fund; payments for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates, if any; other expenses in connection with the issuance, offering, distribution or sale of securities issued by the Fund; expenses relating to investor and public relations; expenses of registering shares of the Fund for sale and of compliance with applicable state notice filing requirements; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Fund, or of entering into other transactions or engaging in any investment practices with respect to the Fund; expenses of printing and distributing prospectuses, Statements of Additional Information, reports, notices and dividends to shareholders; costs of stationery or other office supplies; any litigation expenses; costs of shareholders' and other meetings; the compensation and all expenses (specifically including travel expenses relating to the Fund's business) of officers, Trustees and employees of the Trust who are not interested persons of the Adviser; and travel expenses (or an appropriate portion thereof) of officers or Trustees of the Trust who are officers, governors or employees of the Adviser to the extent that such expenses relate to attendance at meetings of the Board of Trustees of the Trust with respect to matters concerning the Fund, or any committees thereof or advisers thereto.

4. Compensation. As compensation for the services provided and expenses assumed by the Adviser under this Agreement, the Trust will arrange for each Fund share class to pay the Adviser at the end of each calendar month an advisory fee computed daily at an annual rate equal to 1.00 basis points (1.00%) of the Fund's average daily net assets. The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time. The value of net assets of the Fund shall always be determined pursuant to the applicable provisions of the Declaration of Trust and the Registration Statement. If, pursuant to such provisions, the determination of net asset value is suspended for any particular business day, then for the purposes of this section 4, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of the close of the New York Stock Exchange, or as of such other time as the value of the net assets of the Fund's portfolio may lawfully be determined, on that day. If the determination of the net asset value of the shares of the Fund has been so suspended for a period including any month end when the Adviser's compensation is payable pursuant to this section, then the Adviser's compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month). If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this section 4.

5. Books and Records. The Adviser agrees to maintain such books and records with respect to its services to the Fund as are required by Section 31 under the 1940 Act, and rules adopted thereunder, and by other applicable legal provisions, and to preserve such records for the periods and in the manner required by that Section, and those rules and legal provisions. The Adviser also agrees that records it maintains and preserves pursuant to Rules 31a-1 and Rule 31a-2 under the 1940 Act and otherwise in connection with its services hereunder are the property of the Trust and will be surrendered promptly to the Trust upon its request. ~~And the~~The Adviser further agrees that it will furnish to regulatory authorities having the requisite authority any information or reports in connection with its services hereunder which may be requested in order to determine whether the operations of the Fund are being conducted in accordance with applicable laws and regulations.

6. Standard of Care and Limitation of Liability. The Adviser shall exercise its best judgment in rendering the services provided by it under this Agreement. The Adviser shall not be liable to the Adviser, the Trust, the Fund or to any holder of the Fund's shares, for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect the Adviser against any liability to the Trust, the Fund or to holders of the Fund's shares to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser's reckless disregard of its obligations and duties under this Agreement. As used in this Section 6, the term "Adviser" shall include any officers, directors, employees or other affiliates of the Adviser performing services with respect to the Fund.

7. Services Not Exclusive. It is understood that the services of the Adviser are not exclusive, and that nothing in this Agreement shall prevent the Adviser from providing similar services to other investment companies or to other series of investment companies, including the Trust (whether or not their investment objectives and policies are similar to those of the Fund) or from engaging in other activities, provided such other services and activities do not, during the term of this Agreement, interfere in a material manner with the Adviser's ability to meet its obligations to the Fund hereunder. When the Adviser recommends the purchase or sale of a security for other investment companies and other clients, and at the same time the Adviser recommends the purchase or sale of the same security for the Fund, it is understood that in light of its fiduciary duty to the Fund, such transactions will be executed on a basis that is fair and equitable to the Fund. In connection with purchases or sales of portfolio securities for the account of the Fund, neither the Adviser nor any of its governors or officers (or persons acting in similar capacities) or employees shall act as a principal or agent or receive any commission, except to the extent permitted under the 1940 Act. If the Adviser provides any advice to its clients concerning the shares of the Fund, the Adviser shall act solely as investment counsel for such clients and not in any way on behalf of the Trust or the Fund.

8. Duration and Termination. This Agreement shall continue until ~~June XX~~[_________], 2011, and thereafter shall continue automatically for successive annual periods, provided such continuance is specifically approved at least annually by (i) the Trustees or (ii) a vote of a "majority" (as defined in the 1940 Act) of the Fund's outstanding voting securities (as defined in the 1940 Act), provided that in either event the continuance is also approved by a majority of the Trustees who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated: (a) at any time without penalty by the Fund upon the vote of a majority of the Trustees or by vote of the majority of the Fund's outstanding voting securities, upon sixty (60) days' written notice to the ~~adviser~~Adviser or (b) by the Adviser at any time without penalty, upon sixty (60) days' written notice to the Trust. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

9. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought~~, and no~~. No amendment of this Agreement shall be effective until approved by an affirmative vote of (i) a majority of the outstanding voting securities of the Fund, to the extent required by applicable law and subject to any applicable relief (including without limitation, any no-action or exemptive relief) of the SEC, and (ii) a majority of the Trustees, including a majority of Trustees who are not interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval~~, if such approval is required by applicable law~~.

10. Proxies. Unless the Trust gives written instructions to the contrary, the Adviser shall vote all proxies solicited by or with respect to the issuers of securities in which assets of the Fund may be invested. The Adviser shall use its best good faith judgment to vote such proxies in a manner which best serves the interests of the Fund's shareholders.

11. Miscellaneous.

a. This Agreement shall be governed by the laws of the State of North Dakota, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Advisers Act, or rules or orders of the SEC thereunder.

b. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

c. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

d. Nothing herein shall be construed as constituting the Adviser as an agent of the Trust or the Fund.

e. The names "The Integrity Funds" and "Trustees of The Integrity Funds" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust and Certificate of Trust dated October 31, 1997, to which reference is hereby made and a copy of such Certificate of Trust is on file at the office of the Secretary of State of the State of Delaware and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of "The Integrity Funds" entered into in the name or on behalf thereof, or in the name or on behalf of any series or class of shares of the Trust, by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series or class of shares of the Trust must look solely to the assets of the Trust belonging to such series or class for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of ~~July XX~~[_________], 2009.

THE INTEGRITY FUNDS

By: ___________________________________

President

VIKING FUND MANAGEMENT, LLC

By: ___________________________________

President

Dated ~~July XX~~[_________], 2009

APPENDIX A-2

THE INTEGRITY FUNDS

on behalf of the

INTEGRITY HIGH INCOME FUND

FORM OF INVESTMENT ADVISORY AGREEMENT

AGREEMENT, effective commencing on ~~July XX~~[_________], 2009, Viking Fund Management, LLC, (the "Adviser") and The Integrity Funds (the "Trust") on behalf of Integrity High Income Fund (the "Fund").

WHEREAS, the Trust is a Delaware statutory trust of the series type organized under a Certificate of Trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and the Fund is a series of the Trust;

WHEREAS, the Trust wishes to retain the Adviser to render investment advisory services to the Fund, and the Adviser is willing to furnish such services to the Fund;

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act");

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Trust and the Adviser as follows:

1. Appointment. The Trust hereby appoints the Adviser to act as investment adviser to the Fund for the periods and on the terms set forth in this Agreement. The Adviser accepts such appointment and agrees to furnish the services herein set forth, for the compensation herein provided.

2. Investment Advisory Duties; Authority to Delegate to Sub-Adviser. Subject to the supervision of the Trustees of the Trust, the Adviser will (a) provide a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations as stated in the Fund's prospectus and Statement of Additional Information included as part of the Trust's Registration Statement filed with the Securities and Exchange Commission ("SEC"), as they may be amended from time to time, copies of which shall be provided to the Adviser by the Trust; (b) make investment decisions for the Fund; and (c) place orders to purchase and sell securities for the Fund. The Adviser is authorized, at its own expense, to delegate to a sub-adviser such of its responsibilities hereunder as may be specified in an agreement with such sub-adviser~~, subject to such approvals by the Trustees and shareholders of the Fund as are required by the 1940 Act~~. Any such agreement shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order or similar relief (including without limitation any rule, regulation, interpretive order or no-action relief) of the SEC. In the event the Adviser does so delegate to a sub-adviser, the Adviser is further responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with the Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters.

In performing its investment management services to the Fund hereunder, the Adviser will provide the Fund with ongoing investment guidance and policy direction, including oral and written research, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Subject to the Fund's investment objective and policies, the Adviser will determine the securities, instruments, repurchase agreements, options and other investments and techniques that the Fund will purchase, sell, enter into or use, and will provide an ongoing evaluation of the Fund's portfolio. The Adviser will determine what portion of the Fund's portfolio shall be invested in securities and other assets, and what portion if any, should be held uninvested.

The Adviser further agrees that, in performing its duties hereunder, it will:

a. comply with applicable provisions of the 1940 Act and all rules and regulations thereunder, the Advisers Act, the Internal Revenue Code (the "Code") and all other applicable federal and state laws and regulations, and with any applicable procedures adopted by the Trustees;

b. use reasonable efforts to manage the Fund so that it will qualify, and continue to qualify, as a regulated investment company under Subchapter M of the Code and regulations issued thereunder;

c. place orders pursuant to its investment determinations for the Fund directly with the issuer, or with any broker or dealer, in accordance with applicable policies expressed in the Fund's prospectus and/or Statement of Additional Information and in accordance with applicable legal requirements;

d. furnish to the Trust, or to the Fund's administrator, Integrity Fund Services, Inc., ("Administrator") if so directed, whatever statistical information the Trust or Administrator may reasonably request with respect to the Fund's assets or contemplated investments. In addition, the Adviser will keep the Trust and the Trustees informed of developments materially affecting the Fund's portfolio and shall, on the Adviser's own initiative, furnish to the Trust from time to time whatever information the Adviser believes appropriate for this purpose;

e. make available to the Administrator, and the Trust, promptly upon their request, such copies of its investment records and ledgers with respect to the Fund as may be required to assist the Administrator and the Trust in their compliance with applicable laws and regulations. The Adviser will furnish the Trustees with such periodic and special reports regarding the Fund as they may reasonably request;

f. immediately notify the Trust in the event that the Adviser or any of its affiliates: (1) becomes aware that it is subject to a statutory disqualification that prevents the Adviser from serving as investment adviser pursuant to this Agreement; or (2) becomes aware that it is the subject of an administrative proceeding or enforcement action by the ~~Securities and Exchange Commission ("SEC")~~SEC or other regulatory authority. The Adviser further agrees to notify the Trust immediately of any material fact known to the Adviser respecting or relating to the Adviser that is not contained in the Trust's Registration Statement regarding the Fund, or any amendment or supplement thereto, but that is required to be disclosed thereon, and of any statement contained therein that becomes untrue in any material respect;

g. in making investment decisions for the Fund, use no inside information that may be in its possession, nor will the Adviser seek to obtain any such information.

3. Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 3, the Adviser shall pay the compensation and expenses of all its governors, officers and employees who serve as officers and executive employees of the Trust or Fund (including the Trust's or Fund's share of payroll taxes), and the Adviser shall make available, without expense to the Fund, the service of its governors, officers and employees who may be duly elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. The Adviser shall also pay the fees of any sub-adviser.

The Adviser shall not be required to pay any expenses of the Fund or Trust other than those specifically allocated to the Adviser in this section 3. In particular, but without limiting the generality of the foregoing, the Adviser shall not be responsible, except to the extent of the reasonable compensation of such of the Trust's or Fund's employees as are officers or employees of the Adviser whose services may be involved, for any expenses of other series of the Trust or for the following expenses of the Fund or Trust: organization and certain offering expenses of the Fund (including out-of-pocket expenses, but not including the Adviser's overhead and employee costs); fees payable to the Adviser and to any other Fund advisers or consultants; legal expenses; auditing and accounting expenses; interest expenses; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by or with respect to the Fund in connection with membership in investment company trade organizations; cost of insurance relating to fidelity coverage for the Trust's officers and employees; fees and expenses of the Fund's Administrator or of any custodian, subcustodian, transfer agent, fund accounting agent, registrar, or dividend disbursing agent of the Fund; payments for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates, if any; other expenses in connection with the issuance, offering, distribution or sale of securities issued by the Fund; expenses relating to investor and public relations; expenses of registering shares of the Fund for sale and of compliance with applicable state notice filing requirements; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Fund, or of entering into other transactions or engaging in any investment practices with respect to the Fund; expenses of printing and distributing prospectuses, Statements of Additional Information, reports, notices and dividends to shareholders; costs of stationery or other office supplies; any litigation expenses; costs of shareholders' and other meetings; the compensation and all expenses (specifically including travel expenses relating to the Fund's business) of officers, Trustees and employees of the Trust who are not interested persons of the Adviser; and travel expenses (or an appropriate portion thereof) of officers or Trustees of the Trust who are officers, governors or employees of the Adviser to the extent that such expenses relate to attendance at meetings of the Board of Trustees of the Trust with respect to matters concerning the Fund, or any committees thereof or advisers thereto.

4. Compensation. As compensation for the services provided and expenses assumed by the Adviser under this Agreement, the Trust will arrange for each Fund share class to pay the Adviser at the end of each calendar month an advisory fee computed daily at an annual rate equal to 85 basis points (0.85%) of the Fund's average daily net assets. The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time. The value of net assets of the Fund shall always be determined pursuant to the applicable provisions of the Declaration of Trust and the Registration Statement. If, pursuant to such provisions, the determination of net asset value is suspended for any particular business day, then for the purposes of this section 4, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of the close of the New York Stock Exchange, or as of such other time as the value of the net assets of the Fund's portfolio may lawfully be determined, on that day. If the determination of the net asset value of the shares of the Fund has been so suspended for a period including any month end when the Adviser's compensation is payable pursuant to this section, then the Adviser's compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month). If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this section 4.

5. Books and Records. The Adviser agrees to maintain such books and records with respect to its services to the Fund as are required by Section 31 under the 1940 Act, and rules adopted thereunder, and by other applicable legal provisions, and to preserve such records for the periods and in the manner required by that Section, and those rules and legal provisions. The Adviser also agrees that records it maintains and preserves pursuant to Rules 31a-1 and Rule 31a-2 under the 1940 Act and otherwise in connection with its services hereunder are the property of the Trust and will be surrendered promptly to the Trust upon its request. And the Adviser further agrees that it will furnish to regulatory authorities having the requisite authority any information or reports in connection with its services hereunder which may be requested in order to determine whether the operations of the Fund are being conducted in accordance with applicable laws and regulations.

6. Standard of Care and Limitation of Liability. The Adviser shall exercise its best judgment in rendering the services provided by it under this Agreement. The Adviser shall not be liable to the Adviser, the Trust, the Fund or to any holder of the Fund's shares, for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect the Adviser against any liability to the Trust, the Fund or to holders of the Fund's shares to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser's reckless disregard of its obligations and duties under this Agreement. As used in this Section 6, the term "Adviser" shall include any officers, directors, employees or other affiliates of the Adviser performing services with respect to the Fund.

7. Services Not Exclusive. It is understood that the services of the Adviser are not exclusive, and that nothing in this Agreement shall prevent the Adviser from providing similar services to other investment companies or to other series of investment companies, including the Trust (whether or not their investment objectives and policies are similar to those of the Fund) or from engaging in other activities, provided such other services and activities do not, during the term of this Agreement, interfere in a material manner with the Adviser's ability to meet its obligations to the Fund hereunder. When the Adviser recommends the purchase or sale of a security for other investment companies and other clients, and at the same time the Adviser recommends the purchase or sale of the same security for the Fund, it is understood that in light of its fiduciary duty to the Fund, such transactions will be executed on a basis that is fair and equitable to the Fund. In connection with purchases or sales of portfolio securities for the account of the Fund, neither the Adviser nor any of its governors or officers (or persons acting in similar capacities) or employees shall act as a principal or agent or receive any commission, except to the extent permitted under the 1940 Act. If the Adviser provides any advice to its clients concerning the shares of the Fund, the Adviser shall act solely as investment counsel for such clients and not in any way on behalf of the Trust or the Fund.

8. Duration and Termination. This Agreement shall continue until ~~June XX~~[______], 2011, and thereafter shall continue automatically for successive annual periods, provided such continuance is specifically approved at least annually by (i) the Trustees or (ii) a vote of a "majority" (as defined in the 1940 Act) of the Fund's outstanding voting securities (as defined in the 1940 Act), provided that in either event the continuance is also approved by a majority of the Trustees who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated: (a) at any time without penalty by the Fund upon the vote of a majority of the Trustees or by vote of the majority of the Fund's outstanding voting securities, upon sixty (60) days' written notice to the ~~adviser~~Adviser or (b) by the Adviser at any time without penalty, upon sixty (60) days' written notice to the Trust. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

9. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought~~, and no~~. No amendment of this Agreement shall be effective until approved by an affirmative vote of (i) a majority of the outstanding voting securities of the Fund, to the extent required by applicable law and subject to any applicable relief (including without limitation, any no-action or exemptive relief) of the SEC, and (ii) a majority of the Trustees, including a majority of Trustees who are not interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval~~, if such approval is required by applicable law~~.

10. Proxies. Unless the Trust gives written instructions to the contrary, the Adviser shall vote all proxies solicited by or with respect to the issuers of securities in which assets of the Fund may be invested. The Adviser shall use its best good faith judgment to vote such proxies in a manner which best serves the interests of the Fund's shareholders.

11. Miscellaneous.

a. This Agreement shall be governed by the laws of the State of North Dakota, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Advisers Act, or rules or orders of the SEC thereunder.

b. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

c. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

d. Nothing herein shall be construed as constituting the Adviser as an agent of the Trust or the Fund.

e. The names "The Integrity Funds" and "Trustees of The Integrity Funds" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust and Certificate of Trust dated October 31, 1997, to which reference is hereby made and a copy of such Certificate of Trust is on file at the office of the Secretary of State of the State of Delaware and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of "The Integrity Funds" entered into in the name or on behalf thereof, or in the name or on behalf of any series or class of shares of the Trust, by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series or class of shares of the Trust must look solely to the assets of the Trust belonging to such series or class for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of ~~July XX~~[______], 2009.

THE INTEGRITY FUNDS

By: ___________________________________

President

VIKING FUND MANAGEMENT, LLC

By: ___________________________________

President

Dated ~~July XX~~[_________], 2009

APPENDIX A-3

THE INTEGRITY FUNDS

on behalf of the

WILLISTON BASIN/MID-NORTH AMERICA STOCK FUND

FORM OF INVESTMENT ADVISORY AGREEMENT

AGREEMENT, effective commencing on ~~July XX~~[_______], 2009, Viking Fund Management, LLC, (the "Adviser") and The Integrity Funds (the "Trust") on behalf of Williston Basin/Mid-North America Stock Fund (the "Fund").

WHEREAS, the Trust is a Delaware statutory trust of the series type organized under a Certificate of Trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and the Fund is a series of the Trust;

WHEREAS, the Trust wishes to retain the Adviser to render investment advisory services to the Fund, and the Adviser is willing to furnish such services to the Fund;

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act");

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Trust and the Adviser as follows:

1. Appointment. The Trust hereby appoints the Adviser to act as investment adviser to the Fund for the periods and on the terms set forth in this Agreement. The Adviser accepts such appointment and agrees to furnish the services herein set forth, for the compensation herein provided.

2. Investment Advisory Duties; Authority to Delegate to Sub-Adviser. Subject to the supervision of the Trustees of the Trust, the Adviser will (a) provide a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations as stated in the Fund's prospectus and Statement of Additional Information included as part of the Trust's Registration Statement filed with the Securities and Exchange Commission ("SEC"), as they may be amended from time to time, copies of which shall be provided to the Adviser by the Trust; (b) make investment decisions for the Fund; and (c) place orders to purchase and sell securities for the Fund. The Adviser is authorized, at its own expense, to delegate to a sub-adviser such of its responsibilities hereunder as may be specified in an agreement with such sub-adviser~~, subject to such approvals by the Trustees and shareholders of the Fund as are required by the 1940 Act~~. Any such agreement shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order or similar relief (including without limitation any rule, regulation, interpretive order or no-action relief) of the SEC. In the event the Adviser does so delegate to a sub-adviser, the Adviser is further responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with the Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters.

In performing its investment management services to the Fund hereunder, the Adviser will provide the Fund with ongoing investment guidance and policy direction, including oral and written research, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Subject to the Fund's investment objective and policies, the Adviser will determine the securities, instruments, repurchase agreements, options and other investments and techniques that the Fund will purchase, sell, enter into or use, and will provide an ongoing evaluation of the Fund's portfolio. The Adviser will determine what portion of the Fund's portfolio shall be invested in securities and other assets, and what portion if any, should be held uninvested.

The Adviser further agrees that, in performing its duties hereunder, it will:

a. comply with applicable provisions of the 1940 Act and all rules and regulations thereunder, the Advisers Act, the Internal Revenue Code (the "Code") and all other applicable federal and state laws and regulations, and with any applicable procedures adopted by the Trustees;

b. use reasonable efforts to manage the Fund so that it will qualify, and continue to qualify, as a regulated investment company under Subchapter M of the Code and regulations issued thereunder;

c. place orders pursuant to its investment determinations for the Fund directly with the issuer, or with any broker or dealer, in accordance with applicable policies expressed in the Fund's prospectus and/or Statement of Additional Information and in accordance with applicable legal requirements;

d. furnish to the Trust, or to the Fund's administrator, Integrity Fund Services, Inc., ("Administrator") if so directed, whatever statistical information the Trust or Administrator may reasonably request with respect to the Fund's assets or contemplated investments. In addition, the Adviser will keep the Trust and the Trustees informed of developments materially affecting the Fund's portfolio and shall, on the Adviser's own initiative, furnish to the Trust from time to time whatever information the Adviser believes appropriate for this purpose;

e. make available to the Administrator, and the Trust, promptly upon their request, such copies of its investment records and ledgers with respect to the Fund as may be required to assist the Administrator and the Trust in their compliance with applicable laws and regulations. The Adviser will furnish the Trustees with such periodic and special reports regarding the Fund as they may reasonably request;

f. immediately notify the Trust in the event that the Adviser or any of its affiliates: (1) becomes aware that it is subject to a statutory disqualification that prevents the Adviser from serving as investment adviser pursuant to this Agreement; or (2) becomes aware that it is the subject of an administrative proceeding or enforcement action by the ~~Securities and Exchange Commission ("SEC")~~SEC or other regulatory authority. The Adviser further agrees to notify the Trust immediately of any material fact known to the Adviser respecting or relating to the Adviser that is not contained in the Trust's Registration Statement regarding the Fund, or any amendment or supplement thereto, but that is required to be disclosed thereon, and of any statement contained therein that becomes untrue in any material respect;

g. in making investment decisions for the Fund, use no inside information that may be in its possession, nor will the Adviser seek to obtain any such information.

3. Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 3, the Adviser shall pay the compensation and expenses of all its governors, officers and employees who serve as officers and executive employees of the Trust or Fund (including the Trust's or Fund's share of payroll taxes), and the Adviser shall make available, without expense to the Fund, the service of its governors, officers and employees who may be duly elected officers of the Trust, subject to their individual consent to serve and to any limitations imposed by law. The Adviser shall also pay the fees of any sub-adviser.

The Adviser shall not be required to pay any expenses of the Fund or Trust other than those specifically allocated to the Adviser in this section 3. In particular, but without limiting the generality of the foregoing, the Adviser shall not be responsible, except to the extent of the reasonable compensation of such of the Trust's or Fund's employees as are officers or employees of the Adviser whose services may be involved, for any expenses of other series of the Trust or for the following expenses of the Fund or Trust: organization and certain offering expenses of the Fund (including out-of-pocket expenses, but not including the Adviser's overhead and employee costs); fees payable to the Adviser and to any other Fund advisers or consultants; legal expenses; auditing and accounting expenses; interest expenses; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by or with respect to the Fund in connection with membership in investment company trade organizations; cost of insurance relating to fidelity coverage for the Trust's officers and employees; fees and expenses of the Fund's Administrator or of any custodian, subcustodian, transfer agent, fund accounting agent, registrar, or dividend disbursing agent of the Fund; payments for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates, if any; other expenses in connection with the issuance, offering, distribution or sale of securities issued by the Fund; expenses relating to investor and public relations; expenses of registering shares of the Fund for sale and of compliance with applicable state notice filing requirements; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; brokerage commissions or other costs of acquiring or disposing of any portfolio securities or other assets of the Fund, or of entering into other transactions or engaging in any investment practices with respect to the Fund; expenses of printing and distributing prospectuses, Statements of Additional Information, reports, notices and dividends to shareholders; costs of stationery or other office supplies; any litigation expenses; costs of shareholders' and other meetings; the compensation and all expenses (specifically including travel expenses relating to the Fund's business) of officers, Trustees and employees of the Trust who are not interested persons of the Adviser; and travel expenses (or an appropriate portion thereof) of officers or Trustees of the Trust who are officers, governors or employees of the Adviser to the extent that such expenses relate to attendance at meetings of the Board of Trustees of the Trust with respect to matters concerning the Fund, or any committees thereof or advisers thereto.

4. Compensation. As compensation for the services provided and expenses assumed by the Adviser under this Agreement, the Trust will arrange for each Fund share class to pay the Adviser at the end of each calendar month an advisory fee computed daily at an annual rate equal to 50 basis points (0.50%) of the Fund's average daily net assets. The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time. The value of net assets of the Fund shall always be determined pursuant to the applicable provisions of the Declaration of Trust and the Registration Statement. If, pursuant to such provisions, the determination of net asset value is suspended for any particular business day, then for the purposes of this section 4, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of the close of the New York Stock Exchange, or as of such other time as the value of the net assets of the Fund's portfolio may lawfully be determined, on that day. If the determination of the net asset value of the shares of the Fund has been so suspended for a period including any month end when the Adviser's compensation is payable pursuant to this section, then the Adviser's compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month). If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this section 4.

5. Books and Records. The Adviser agrees to maintain such books and records with respect to its services to the Fund as are required by Section 31 under the 1940 Act, and rules adopted thereunder, and by other applicable legal provisions, and to preserve such records for the periods and in the manner required by that Section, and those rules and legal provisions. The Adviser also agrees that records it maintains and preserves pursuant to Rules 31a-1 and Rule 31a-2 under the 1940 Act and otherwise in connection with its services hereunder are the property of the Trust and will be surrendered promptly to the Trust upon its request. And the Adviser further agrees that it will furnish to regulatory authorities having the requisite authority any information or reports in connection with its services hereunder which may be requested in order to determine whether the operations of the Fund are being conducted in accordance with applicable laws and regulations.

6. Standard of Care and Limitation of Liability. The Adviser shall exercise its best judgment in rendering the services provided by it under this Agreement. The Adviser shall not be liable to the Adviser, the Trust, the Fund or to any holder of the Fund's shares, for any error of judgment or mistake of law or for any loss suffered by the Fund or the holders of the Fund's shares in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect the Adviser against any liability to the Trust, the Fund or to holders of the Fund's shares to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser's reckless disregard of its obligations and duties under this Agreement. As used in this Section 6, the term "Adviser" shall include any officers, directors, employees or other affiliates of the Adviser performing services with respect to the Fund.

7. Services Not Exclusive. It is understood that the services of the Adviser are not exclusive, and that nothing in this Agreement shall prevent the Adviser from providing similar services to other investment companies or to other series of investment companies, including the Trust (whether or not their investment objectives and policies are similar to those of the Fund) or from engaging in other activities, provided such other services and activities do not, during the term of this Agreement, interfere in a material manner with the Adviser's ability to meet its obligations to the Fund hereunder. When the Adviser recommends the purchase or sale of a security for other investment companies and other clients, and at the same time the Adviser recommends the purchase or sale of the same security for the Fund, it is understood that in light of its fiduciary duty to the Fund, such transactions will be executed on a basis that is fair and equitable to the Fund. In connection with purchases or sales of portfolio securities for the account of the Fund, neither the Adviser nor any of its governors or officers (or persons acting in similar capacities) or employees shall act as a principal or agent or receive any commission, except to the extent permitted under the 1940 Act. If the Adviser provides any advice to its clients concerning the shares of the Fund, the Adviser shall act solely as investment counsel for such clients and not in any way on behalf of the Trust or the Fund.

8. Duration and Termination. This Agreement shall continue until ~~June XX~~[______], 2011, and thereafter shall continue automatically for successive annual periods, provided such continuance is specifically approved at least annually by (i) the Trustees or (ii) a vote of a "majority" (as defined in the 1940 Act) of the Fund's outstanding voting securities (as defined in the 1940 Act), provided that in either event the continuance is also approved by a majority of the Trustees who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated: (a) at any time without penalty by the Fund upon the vote of a majority of the Trustees or by vote of the majority of the Fund's outstanding voting securities, upon sixty (60) days' written notice to the ~~adviser~~Adviser or (b) by the Adviser at any time without penalty, upon sixty (60) days' written notice to the Trust. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

9. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought~~, and no~~. No amendment of this Agreement shall be effective until approved by an affirmative vote of (i) a majority of the outstanding voting securities of the Fund, to the extent required by applicable law and subject to any applicable relief (including without limitation, any no-action or exemptive relief) of the SEC, and (ii) a majority of the Trustees, including a majority of Trustees who are not interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval~~, if such approval is required by applicable law~~.

10. Proxies. Unless the Trust gives written instructions to the contrary, the Adviser shall vote all proxies solicited by or with respect to the issuers of securities in which assets of the Fund may be invested. The Adviser shall use its best good faith judgment to vote such proxies in a manner which best serves the interests of the Fund's shareholders.

11. Miscellaneous.

a. This Agreement shall be governed by the laws of the State of North Dakota, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Advisers Act, or rules or orders of the SEC thereunder.

b. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

c. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

d. Nothing herein shall be construed as constituting the Adviser as an agent of the Trust or the Fund.

e. The names "The Integrity Funds" and "Trustees of The Integrity Funds" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust and Certificate of Trust dated October 31, 1997, to which reference is hereby made and a copy of such Certificate of Trust is on file at the office of the Secretary of State of the State of Delaware and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of "The Integrity Funds" entered into in the name or on behalf thereof, or in the name or on behalf of any series or class of shares of the Trust, by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series or class of shares of the Trust must look solely to the assets of the Trust belonging to such series or class for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of ~~July XX~~[_______], 2009.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of ~~July XX~~[______], 2009.

THE INTEGRITY FUNDS

By: ___________________________________

President

VIKING FUND MANAGEMENT, LLC

By: ___________________________________

President

Dated ~~July XX~~[_________], 2009

APPENDIX B

FORM OF NEW INVESTMENT SUB-ADVISORY AGREEMENT
FOR THE INTEGRITY HIGH INCOME FUND

~~SUB-ADVISORY AGREEMENT~~

AGREEMENT dated ~~July XX~~[__________], 2009, between Viking Fund Management, LLC, a North Dakota limited liability company (the "Adviser"), located in Minot, ND, and J.P. Morgan Investment Management Inc., a Delaware corporation (the "Sub-Adviser"), located in New York, NY, with respect to the Integrity High Income Fund.

WHEREAS, The Integrity Funds (the "Trust") is organized under the laws of the State of Delaware pursuant to a Declaration of Trust dated October 31, 1997 (the "Declaration of Trust"), and is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company consisting of several series;

WHEREAS, the Integrity High Income Fund (the "Fund") is a series of the Trust;

WHEREAS, pursuant to the Investment Advisory Agreement of ~~July XX~~ [________], 2009 between the Adviser and the Trust, on behalf of the Fund (the "Investment Advisory Agreement"), the Adviser is the investment adviser to the Fund;

WHEREAS, the Adviser and Sub-Adviser are each registered as an investment adviser under the Investment Advisers Act of 1940;

WHEREAS, the Adviser wishes to retain the Sub-Adviser to assist the Adviser and the Fund in providing investment advisory services in connection with the Fund upon the terms and conditions hereafter set forth in this Agreement, as amended from time to time with the written consent of the parties hereto; and

WHEREAS, the Sub-Adviser is willing to provide such services to the Adviser upon the terms and conditions and for the compensation set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants therein contained, and intending to be legally bound hereby, it is agreed between the parties hereto as follows:

1. Appointment. The Adviser hereby appoints the Sub-Adviser its sub-adviser with respect to the Fund as provided for in the Investment Advisory Agreement between the Adviser and the Fund. The Sub-Adviser accepts such appointment and agrees to render the services herein set forth for the compensation herein provided.

2. Delivery of Documents. The Adviser shall provide to the Sub-Adviser copies of the Trust's most recent prospectus and statement of additional information (including all supplements thereto) which relate to any class of shares representing interests in the Fund (each such prospectus and statement of additional information as presently in effect, and as they shall from time to time be amended and supplemented, is herein respectively called a "Prospectus" and a "Statement of Additional Information").

3. Sub-Advisory Services to the Fund.

(a) Subject to the supervision of the Adviser, the Sub-Adviser will perform the following services: (i) provide investment research and credit analysis concerning the Fund's investments; (ii) conduct a continual program of investment of the Fund's assets; (iii) place orders for all purchases and sales of the investments made for the Fund; (iv) maintain the books and records required in connection with its duties hereunder; (v) keep the Adviser informed of developments materially affecting the Fund; and (vi) assist the Adviser in the Adviser's valuation of portfolio securities held by the Fund as requested by the Adviser or the Fund.

(b) The Sub-Adviser will use the same skill and care in providing such services as it uses in providing services to other accounts for which it has investment responsibilities; provided that, notwithstanding this Paragraph 3(b), the liability of the Sub-Adviser for actions taken and non-actions with respect to the performance of services under this Agreement shall be subject to the limitations set forth in Paragraph 12(a) of this Agreement.

(c) The Sub-Adviser will communicate to the Adviser and to the Trust's custodian and fund accountants as instructed by the Adviser on each day that a purchase or sale of a security is effected for the Fund (i) the name of the issuer, (ii) the amount of the purchase or sale, (iii) the name of the broker or dealer, if any, through which the purchase or sale has been effected, (iv) the CUSIP number of the security, if any, and (v) such other information as the Adviser may reasonably require for purposes of fulfilling its obligations to the Trust under the Investment Advisory Agreement.

(d) The Sub-Adviser will provide the services rendered by it hereunder in accordance with the Fund's investment objectives, policies and restrictions as stated in the Prospectus and Statement of Additional Information.

(e) The Sub-Adviser will maintain records of the information set forth in Paragraph 3(c) hereof with respect to the securities transactions of the Fund and will furnish the Trust's Board of Trustees and the Adviser with such periodic and special reports as the Board and the Adviser may reasonably request.

(f) The Sub-Adviser will promptly review all (1) reports of current security holdings in the Fund, (2) summary reports of transactions and pending maturities (including the principal, cost and accrued interest on each portfolio security in maturity date order) and (3) current cash position reports (including cash available from portfolio sales and maturities and sales of the Fund's shares less cash needed for redemptions and settlement of portfolio purchases), all within a reasonable time after receipt thereof from the Trust and will promptly report any errors or discrepancies in such reports of which it is aware to the Trust or its designee and the Adviser.

4. Brokerage.

(a) The Sub-Adviser may place orders pursuant to its investment determinations for the Fund either directly with the issuer or with any broker or dealer. In selecting brokers or dealers through which to place orders, the Sub-Adviser will seek the best overall terms available. In assessing the best overall terms available for any transaction the Sub-Adviser will consider the factors it considers relevant, including, but not limited to the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In selecting brokers or dealers to execute a particular transaction, and in evaluating the best overall terms available, the Sub-Adviser is authorized to consider the brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the Fund and/or other accounts over which the Sub-Adviser or its affiliates exercise investment discretion. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Sub-Adviser determines in good faith that such commission paid was reasonable in relation to the brokerage or research services provided by such broker or dealer, viewed in terms of that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Fund and to the other clients of the Sub-Adviser or its affiliates as to which the Sub-Adviser or its affiliates exercise investment discretion. In no instance will portfolio securities be purchased from or sold, on a principal basis, to the Trust's principal underwriter, the Adviser, the Sub-Adviser or any affiliated person thereof (as the term "affiliated person" is defined in the 1940 Act), except to the extent permitted by SEC exemptive order or by applicable law.

(b) On occasions when the Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Fund as well as other clients of the Sub-Adviser, the Sub-Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be purchased or sold. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in accordance with a methodology the Sub-Adviser believes to be equitable to each entity. The Adviser recognizes that, in some cases, this procedure may limit the size of the position that may be acquired or sold for the Fund.

5. Compliance with Laws; Confidentiality; Conflicts of Interest.

(a) The Sub-Adviser agrees that it will comply in all material respects with all applicable laws, rules and regulations of all federal and state regulatory agencies having jurisdiction over the Sub-Adviser in performance of its duties hereunder (herein called the "Rules").

(b) The Sub-Adviser will treat confidentially and as proprietary information of the Trust and the Adviser all records and information relative to the Trust and the Adviser and prior, present or potential shareholders (other than information that has been made public by the performance of its responsibilities and duties hereunder), except after prior notification to and approval in writing by the Trust or Adviser as appropriate, which approval shall not be unreasonably withheld and may not be withheld where the Sub-Adviser may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by applicable regulatory authorities, or when so requested by the Trust. Notwithstanding the foregoing, to the extent that any market counterparty with whom the Sub-Adviser deals requires information relating to the Fund (including but not limited to the identity of the Fund and the market value of the Fund), the Sub-Adviser shall be permitted to disclose such information to the extent necessary to effect transactions on behalf of the Fund in accordance with the terms of this Agreement. The terms of this Paragraph 5(b) shall survive the termination of this Agreement.

6. Confidential Treatment. It is understood that any information or recommendation supplied by, or produced by, the Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded by the Fund and the Adviser as confidential and for use only by the Adviser and the Fund. Furthermore, except as required by law (including, but not limited to semi-annual, annual or other filings made under the 1940 Act, or responses to subpoenas, court orders or other regulatory demands made by applicable authorities) or as agreed to by the Adviser and the Sub-Adviser, the Adviser and the Fund will not disclose, in any manner whatsoever except as expressly authorized in this Agreement, any list of securities held by the Fund, except that the Fund's top 10 holdings may be disclosed. In addition, the Adviser or the Fund may disclose a list of the securities held by the Fund to certain third parties who have entered into a Use and Nondisclosure agreement with the Fund.

7. Control by Trust's Board of Trustees. Any recommendations concerning the Fund's investment program proposed by the Sub-Adviser to the Fund and the Adviser pursuant to this Agreement, as well as any other activities undertaken by the Sub-Adviser on behalf of the Fund pursuant thereto shall at all times be subject to any applicable directives of the Board of Trustees of the Trust as long as such directives are consistent with the Fund's investment objectives, policies and restrictions as stated in the Prospectus and Statement of Additional Information, the Rules and the Sub-Adviser's policies.

8. Books and Records. The Sub-Adviser shall maintain and preserve such records related to the Fund's portfolio transactions as required under the 1940 Act. The Adviser shall maintain and preserve all books and other records not related to the Fund's portfolio transactions as required under the 1940 Act. The Sub-Adviser agrees that all records that it maintains for the Fund are the property of the Trust and further agrees to surrender copies of such records to the Trust promptly upon the Trust's request. The terms of this Section 8 shall survive the termination of this Agreement.

9. Expenses. During the term of this Agreement, the Sub-Adviser will bear all expenses incurred by it in connection with the performance of its services under this Agreement other than the cost of securities, brokerage commissions, custodian fees, auditors' fees, taxes, interest, extraordinary expense items, and other expenses related to the operation of the Trust or the Fund.

0. Cooperation.

(a) The Sub-Adviser will cooperate with reasonable requests from the Adviser and the Trust for information on its policies and procedures that the Adviser and the Trust believe they require to ensure compliance with the terms of this Agreement and the Rules.

(b) The Sub-Adviser will provide reasonable access to the Adviser and the Trust, during normal business hours, to the Sub-Adviser's facilities for the purpose of conducting pre-arranged on-site compliance related due diligence meetings with personnel of the Sub-Adviser.

(c) The Sub-Adviser shall cooperate fully with the Adviser and the Trust in regards to any inquiry, examination or request for information with respect to the Fund or the Sub-Adviser from any federal or state regulatory agencies having authority over the Trust, the Adviser or the Fund.

11. Compensation.

(a) For the services provided and the expenses borne by the Sub-Adviser pursuant to this Agreement, at the end of each calendar month, the Adviser will pay the Sub-Adviser the advisory fee as determined by this Agreement. Payment of this compensation shall be the sole responsibility of the Adviser and shall in no way be an obligation of the Fund or of the Trust.

(b) The fee payable to the Sub-Adviser shall be computed monthly at an annual rate equal to 0.35% of the Fund's "average daily net assets." The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time. The value of net assets of the Fund shall always be determined pursuant to the applicable provisions of the Declaration of Trust and the Trust's registration statement. If, pursuant to such provisions, the determination of net asset value is suspended for any particular business day, then for the purposes of this Paragraph 11(b), the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of the close of the New York Stock Exchange, or as of such other time as the value of the net assets of the Fund's portfolio may lawfully be determined, on that day. If the determination of the net asset value of the shares of the Fund has been so suspended for a period including any month end when the Sub-Adviser's compensation is payable pursuant to this section, then the Sub-Adviser's compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month). If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this Paragraph 11(b).

12. Limitation of Liability.

(a) The Sub-Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Adviser, the Trust or the Fund in connection with the matters to which this Agreement relates, except that the Sub-Adviser shall be liable to the Adviser and the Fund for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser in the performance of its duties or from reckless disregard by it of its obligations or duties under this Agreement.

(b) The Sub-Adviser does not guarantee the future performance of the Fund or any specific level of performance, the success of any investment decision or strategy that the Sub-Adviser may use or the success of the Sub-Adviser's overall management of the Fund. The Trust and the Adviser understand that investment decisions made for the Fund by the Sub-Adviser are subject to various market, currency, economic, political, business and structural risks, and that those investment decisions will not always be profitable.

(c) The Adviser shall be responsible at all times for supervising the Sub-Adviser, and this Agreement does not in any way limit the duties and responsibilities that the Adviser has agreed to under the Investment Advisory Agreement.

13. Indemnification.

(a) The Sub-Adviser shall indemnify and hold harmless the Adviser and each of its officers, governors, employees and controlling persons from and against any losses, expenses, (including reasonable attorneys' fees and court costs), damages or liabilities to which the Adviser becomes subject in so much as such losses, expenses, damages or liabilities (or actions in respect thereof) result directly from the willful misfeasance, bad faith, recklessness or gross negligence by the Sub-Adviser. The terms of this Section 13 shall survive the termination of this Agreement.

(b) The Adviser shall indemnify and hold harmless the Sub-Adviser and each of its officers, directors, employees and controlling persons from and against any losses, expenses (including reasonable attorneys' fees and court costs), damages or liabilities to which the Sub-Adviser becomes subject in so much as such losses, expenses, damages or liabilities (or actions in respect thereof) result directly from this Agreement or the Sub-Adviser's performance of its duties hereunder; provided, however, that that nothing contained herein shall require that the Sub-Adviser be indemnified for any losses, expenses (including reasonable attorneys' fees and court costs), damages or liabilities that resulted from Sub-Adviser's willful misfeasance, bad faith, recklessness, gross negligence or negligence in the performance of its duties under this Agreement or the Sub-Adviser's breach of a term of this Agreement. The terms of this Section 13 shall survive the termination of this Agreement.

(c) Under no circumstances shall the Adviser or the Sub-Adviser be liable for any special, consequential or indirect damages.

14.Duration and Termination. This Agreement shall become effective as of the date hereof provided that it shall have been approved by vote of a majority of the outstanding voting securities of the Fund and, unless sooner terminated as provided herein, shall continue with respect to the Fund until ~~June XX~~[______], 2011. Thereafter, if not terminated, this Agreement shall continue in effect for successive 12-month periods ending on ~~June Xth~~[month][day] of each year, provided such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Board of Trustees of the Trust who are not parties to this Agreement or interested persons of the Trust or of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund; provided, however, that this Agreement may be terminated with respect to the Fund (i) by the Trust at any time upon 60 days' prior notice without the payment of any penalty by the Board of Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund; (ii) by the Adviser on 60 days written notice to the Sub-Adviser; or (iii) by the Sub-Adviser on 180 days written notice to the Adviser. This Agreement will also automatically terminate in the event of its assignment. (As used in this Agreement, the terms "majority of the outstanding voting securities," "interested person" and "assignment" shall have the same meaning as such terms have in the 1940 Act.)

15. Delegation To Third Parties. The Sub-Adviser may employ an affiliate or a third party to perform any accounting, administrative, reporting and ancillary services required to enable the Sub-Adviser to perform its functions under this Agreement. Notwithstanding any other provision of the Agreement, the Sub-Adviser may provide information about the Fund to any such affiliate or other third party for the purpose of providing the services contemplated under this clause, provided such parties have executed a confidentiality agreement with the Sub-Adviser. The Sub-Adviser will act in good faith in the selection, use and monitoring of affiliates and other third parties, and any delegation or appointment hereunder shall not relieve the Sub-Adviser of any of its obligations under this Agreement.

16. Trademarks. The Adviser acknowledges that the names "JPMorgan Chase & Co." or "J.P. Morgan Investment Management Inc." or any derivative thereof or logo associated with those names (collectively, the "Marks") are the valuable property of the Sub-Adviser. The Sub-Adviser hereby grants the Trust and the Adviser a limited, non-exclusive, non-transferable license without the right of sublicense to use the Marks in its sales literature and advertising pertaining to the Fund and/or the Trust, subject in each case to prior written approval by the Sub-Adviser. Such prior written approval shall not be unreasonably withheld. The Adviser acknowledges that the Marks are and at all times will remain the property of the Sub-Adviser, and the Adviser agrees that the Trust and the Adviser will cease all use of the Marks immediately upon termination of this Agreement.

The Sub-Adviser agrees to submit any proposed sales literature for the Trust or for itself or its affiliates which mentions the Trust or Fund to the Trust's distributor and the Adviser for review and approval or disapproval, and the Sub-Adviser agrees not to use any such sales literature that has not been approved by the Trust's distributor and the Adviser.

The Adviser agrees to submit any proposed sales literature for the Trust or for itself or its affiliates which mentions the Sub-Adviser to the Sub-Adviser for review and approval or disapproval, and the Adviser agrees not to use any such sales literature that has not been approved by the Sub-Adviser.

17. Amendment of this Agreement. No provision of this Agreement may be changed, discharged or terminated orally, but only by an instrument in writing signed by both parties.

18. Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to conflict of law principles; provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

19. Compliance Certification. From time to time the Sub-Adviser shall provide such certifications with respect to Rule 38a-1 under the Investment Company Act of 1940, as amended, as are reasonably requested by the Fund or Manager. In addition, the Sub-Adviser will, from time to time, provide a written assessment of its compliance program in conformity with current industry standards that is reasonably acceptable to the Fund to enable the Fund to fulfill its obligations under Rule 38a-1 under the Investment Company Act of 1940, as amended.

20. Notice. Any notice under this Agreement shall be sufficient in all respects if given in writing and delivered by commercial courier providing proof of delivery and addressed to such other person at an address designated by such party for receipt of such notice.

21. Severability. Each provision of this Agreement is intended to be severable from the others so that if any provision or term hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remaining provisions and term hereof; provided, however, that the provisions governing payment of the sub-advisory fee described in Section 11 are not severable.

22. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

23. Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties hereto with respect to the subject matter expressly set forth herein.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

VIKING FUND MANAGEMENT, LLC

By: __________________________________________

President

J.P. MORGAN INVESTMENT MANAGEMENT~~,~~ INC.~~.~~

By: __________________________________________